03006966

UNITRIN

2002 ANNUAL REPORT



UNITRIN BUSINESS OVERVIEW

The Unitrin family of insurance and finance companies serves clients in markets across the United States. More than 6 million policyholders and consumer finance customers have their basic insurance and financial needs met by a nationwide network of career agents and independent agents and local loan representatives. As one of America's leading financial services providers, The Unitrin family specializes in property and casualty, life, health and accident insurance as well as consumer finance products. With over $7.5 billion in assets, we employ nearly 9,000 associates.

UNITRIN PROPERTY & CASUALTY INSURANCE OPERATIONS

The Property and Casualty Insurance Group is made up of the Multi Lines Insurance, Specialty Lines Insurance and Kemper Auto and Home segments, as well as Unitrin Direct Sales. Ranking among the 65 largest property and casualty companies in the nation, this group markets a variety of personal and commercial insurance products through thousands of independent agents and direct distribution channels.

UNITRIN LIFE & HEALTH INSURANCE OPERATIONS

Unitrin's Life and Health Insurance Group offers life, health and accident insurance to customers through a national network of company-employed career agents and independent agents. This group is one of the 100 leading life insurance providers in the country.

CONSUMER FINANCE

Fireside Thrift is a California industrial bank with 31 branches and 5 loan production offices primarily in the western United States. Fireside finances purchases of previously owned vehicles for customers with limited or impaired credit. The company, a member of the FDIC, also offers a variety of fixed-income savings products.

FINANCIAL HIGHLIGHTS

[Dollars in Millions, Except Per Share Amounts]	2002	2001	2000	1999*	1998*
FOR THE YEAR					
Premiums	$ 1,878.0	$ 1,561.2	$ 1,442.1	$ 1,367.8	$ 1,223.6
Consumer Finance Revenues	171.8	159.1	141.7	123.6	113.8
Net Investment Income	221.9	236.5	220.9	201.0	183.9
Other Income	39.8	8.8	8.0	7.5	7.2
Net Realized Investment Gains (Losses)	(13.3)	568.2	140.5	113.7	557.4
Total Revenues	$ 2,298.2	$ 2,533.8	$ 1,953.2	$ 1,813.6	$ 2,085.9
Net Income (Loss):					
From Operations	$ 2.3	$ (12.4)	$ 6.7	$ 86.1	$ 85.5
From Investees	(1.9)	28.7	(6.8)	41.9	62.3
From Realized Investment Gains (Losses)	(8.6)	364.6	91.1	73.0	363.0
Total Net Income (Loss)	$ (8.2)	$ 380.9	$ 91.0	$ 201.0	$ 510.8
Net Income (Loss) Per Share:					
From Operations	$ 0.04	$ (0.18)	$ 0.10	$ 1.18	$ 1.09
From Investees	(0.03)	0.42	(0.10)	0.58	0.80
From Realized Investment Gains (Losses)	(0.13)	5.40	1.32	1.00	4.66
Total Net Income (Loss) Per Share	$ (0.12)	$ 5.64	$ 1.32	$ 2.76	$ 6.55
Total Net Income (Loss) Per Share Assuming Dilution	$ (0.12)	$ 5.60	$ 1.32	$ 2.74	$ 6.51
Repurchases of Unitrin Common Stock	$ 9.4	$ 26.6	$ 122.3	$ 191.4	$ 232.9
Dividends to Shareholders:					
Cash	112.4	108.0	103.1	101.7	100.7
Spin-off of Curtiss-Wright at Fair Value	–	196.1	–	–	–
Total Capital Returned to Shareholders	$ 121.8	$ 330.7	$ 225.4	$ 293.1	$ 333.6
Dividends to Shareholders (PER SHARE):					
Cash	$ 1.66	$ 1.60	$ 1.50	$ 1.40	$ 1.30
Spin-off of Curtiss-Wright at Fair Value	–	2.91	–	–	–
AT YEAR END					
Number of Associates Employed	8,739	7,664	7,425	7,787	7,631
Investments	$ 5,303.8	$ 5,127.5	$ 4,233.5	$ 4,096.8	$ 4,304.2
Total Assets	7,705.6	7,133.7	6,165.8	5,934.8	5,909.9
Insurance Reserves	3,191.4	2,857.6	2,642.8	2,618.1	2,526.7
Senior Notes Payable	297.1	–	–	–	–
Notes Payable under Revolving Credit Agreement and Other Debt Instruments	80.0	254.8	180.0	116.8	116.2
Shareholders' Equity	1,802.4	1,916.8	1,701.2	1,717.0	1,822.4
Shares of Unitrin Common Stock Outstanding (IN MILLIONS OF SHARES)	67.6	67.5	67.6	71.0	76.0
Book Value Per Share	$ 26.66	$ 28.38	$ 25.15	$ 24.19	$ 23.99

**Stated retroactively as if a 2-for-1 stock split paid in the form of a dividend distribution on March 26, 1999, occurred prior to the period presented.*

MESSAGE TO SHAREHOLDERS

During 2002, your Company recorded a net loss of $8.2 million, the first such net loss in the Company's thirteen-year history as a public company. Our bottom line results continued to be adversely impacted by poor results in our Multi Lines Insurance segment, where we have begun to evaluate strategic alternatives available for our commercial lines business.

In 2002, our Multi Lines Insurance segment posted a pre-tax operating loss of $93 million, its third such operating loss in as many years. We strengthened loss reserves in the Multi Lines Insurance segment in 2002 to reflect adverse development of $58 million, on top of the $55 million we added to strengthen reserves in 2001. The adverse reserve development has been emerging predominately in our commercial lines, where we have construction defect, mold, automobile liability and product liability loss exposures. Similar emerging loss trends are also afflicting other companies in the property and casualty insurance industry. We continue to analyze the factors driving the industry's and our emerging loss trends.

Ignoring reserve development, the commercial lines portion of our Multi Lines Insurance segment has not recovered as well as we had planned despite substantial rate increases and other underwriting actions. Accordingly, we are continuing to reduce policies in force in commercial lines through extensive re-underwriting of contractors and related industries, certain niche or "program" business, workers compensation and product liability and are intensifying aggressive pricing with higher premium rates on selected portions of this book of business while we evaluate strategic alternatives available for this line of business.

Results for our Specialty Lines Insurance segment improved by $16 million in 2002, reflecting improved accident year loss ratios and lower expense ratios. However, we also experienced adverse reserve development and had to strengthen loss reserves to reflect emerging loss trends from earlier years. We are cautiously optimistic about our prospects in the Specialty Lines Insurance segment, but we need to see additional sequential improvement without the emergence of adverse reserve development before we can be assured that our Specialty Lines Insurance segment has fully recovered.

The Kemper Auto and Home segment, which we acquired in June 2002 and is comprised of the personal lines business of the Kemper Insurance Companies, recorded an operating loss of $19 million from the date of acquisition through the end of 2002 due primarily to differences between the timing of the recognition of earned premiums and certain fixed period costs. We are liable only for the new and renewal business issued after the acquisition, while the Kemper Insurance Companies remain liable for the pre-acquisition business.

Our Life and Health Insurance segment's performance was most impacted by lower interest rates. Net investment income in the Life and Health Insurance segment declined by $25 million, which more than accounted for the decrease in operating profit in this segment. On the positive side, we are beginning to realize the benefits of our continued efforts to consolidate back office operations of our three Career Agency Companies.

Our Consumer Finance segment remained a steady contributor of revenues and profits. 2002 marked the fifth consecutive year of increased operating profit for our Consumer Finance segment. It was also the segment's most profitable year ever, reaching a record operating profit of nearly $39 million, or an increase of 22% compared to the prior year. In addition to bottom line growth, the Consumer Finance segment successfully continued its top line growth with its controlled approach to geographic expansion into states that provide excellent opportunities for the future. Consumer finance revenues were $172 million, or an increase of 8%, in 2002, while consumer finance receivables increased $107 million, finishing the year at $830 million.

We continue to build for the future by investing in our direct marketing operations. Unitrin Direct, which markets automobile insurance to individuals primarily using direct mail, completed its second full year of sales in 2002. In June 2002, we acquired Kemper Direct, which uses internet insurance portals and click-throughs to market automobile insurance. We are combining these two units to form the Unitrin Direct Sales segment, thereby giving us an opportunity to achieve economies of scale in a shorter time frame and to capture a greater share of this market. 2003 will be a critical year for the Unitrin Direct Sales segment as it endeavors to achieve controlled growth while meeting the challenges of successfully integrating the two operations.

INVESTMENT RESULTS

We strive to manage our investment portfolio prudently. Balancing risk and potential return remains one of our challenges in 2003 and beyond. In 2002, lower investment results placed added pressure on our bottom line. Interest rates remained low, compared to the historical rates inherent in our fixed maturity investment portfolio. As our portfolio continues to mature and roll over, it will become more difficult to achieve and maintain the same historical rate of return in our fixed maturity investment portfolio. However, with the moderate duration of our portfolio, we are positioned to take advantage of a rising interest rate environment.

The stock market continued its downward trend in 2002, with the S & P 500 index falling 22.1% and the Dow Jones Industrial Average falling 16.8%. Our investments in equity securities and, to a lesser extent our sizeable investments in Northrop Grumman's preferred and common stocks, were no exceptions to the general market trend. Contributing to the market decline was an erosion of investor confidence due to the failure of some well-known companies. As an investor in the stocks and bonds of corporate America, we appreciate the importance of integrity to the financial reporting process. While the vast majority of U.S. companies are law-abiding organizations, it will take some time to repair the damage done by so few in such a short time.

CORPORATE DEVELOPMENTS

The events of the past year have resulted in a reallocation of the capital employed in our businesses. We made a net capital contribution of approximately $80 million to our property and casualty operations to fund operating losses and expansion of the business, with much of the capital coming from our Life and Health Insurance operations.

During the year we commenced and completed our first public debt offering in the form of $300 million of the Company's Senior Notes due July 2007. Proceeds from the offering were used to pay down borrowings under the Company's revolving credit agreement, which was set to expire in September 2002. In August, we successfully negotiated a new revolving credit agreement, expiring in August 2005, with a group of banks to provide up to $360 million of additional borrowing capacity. With these facilities in place we have the flexibility to fund future growth through borrowings under our revolving credit agreement, internally generated funds, or sales of other corporate assets.

KEMPER AUTO AND HOME

In 2002, we made the strategic decision to enhance our position in the personal lines automobile and homeowners insurance market by gaining access to the Kemper Insurance Companies' personal lines business on a new and renewal basis. Initially, this business is being reinsured by our subsidiary, Trinity Universal Insurance Company. Over the next few years we will migrate this business onto insurance policies written by our property and casualty insurance subsidiaries. This effort will require the cooperation of Kemper agents and existing policyholders – some of whom are featured in this annual report. We are looking forward to working with and for them, forging new relationships based on familiar values and delivering peace of mind to a whole new customer base. On behalf of Unitrin's 8,700 associates, we welcome them to our Unitrin family.

DONALD G. SOUTHWELL
President
and Chief Operating Officer

RICHARD C. VIE
Chairman of the Board
and Chief Executive Officer

January 30, 2003



NEW FACES, FAMILIAR VALUES

When Unitrin set out to expand into new geographical regions and widen the scope of customers we could serve, it made sense to look for and team up with like-minded agents. With the acquisition of Kemper personal lines property and casualty insurance, we're bringing on board high-quality agents like Joe McGovern (right) of Baltimore who do business the way we do, by building relationships, nurturing trust and providing reliable products and service. We look forward to working together, helping deliver peace of mind to customers like Richard Nelson (here with McGovern) and his wife, and countless others across the country.













John Webb (above) is the third generation to lead Webb Insurance, his family's western North Carolina agency. For all the technological innovation that has taken place over the years, he says that business is still conducted on a personal level, as it was in his grandfather's day.

"Asheville is not an unsophisticated place," he says. "But there is a traditional desire to trust and respect those with whom you interact in business." The staff at his agency is pleased that Unitrin is committed to the personal touch, both in products offered and professional style.

In a diverse community that attracts artists, retirees from Northern states, and professionals drawn to opportunities in the thriving medical community, Webb serves urban, suburban and rural clients. He finds that "Unitrin brings credibility and strength we can pass on to our customers."

In Baltimore, Joe McGovern of AAA Mid-Atlantic works with homeowners in an urban setting, like the fabled Camden Yards area. His company services homeowners and small businesses in parts of Pennsylvania, New Jersey, Delaware, Maryland and Virginia.

Helping customers protect their historic homes with policies designed to meet their needs has made McGovern's eight years with the agency go by quickly. As sales manager, he's charged with looking for ways to stay ahead in the face of a competitive market.

"Now we're seeing property values slowly increasing," and that's an indicator that insurance prices will rise. Like his boss Terry Powers in Philadelphia, McGovern finds he is taking more time to educate customers about insurance products. Eight years into his career in the insurance business, he agrees with Terry that "if you are prone to serve, it's gratifying to interact with customers at their most stressful time and to help guide them through."



PROMISES KEPT

Looking for new business opportunities means opening up new territories. We're growing by adding outstanding people with long records of success in regions such as the eastern seaboard and North Carolina. Retirees like Doug and Bonnie Theroux of Asheville can rest assured that their home and property are secure, and that their same trusted agent serves them backed by the corporate strength of Unitrin.

California may be the golden state to many, but the realities of its climate and location create insurance risk factors that are uniquely challenging. Independent agents at the John O. Bronson Co. in Sacramento have dealt with these issues since 1888, and their successful performance has made the agency one of the largest in Northern California.

For Irene Sabourin, a seasoned agent and vice president of personal lines, the potential concerns are what make the job exciting. Losses from water damage have affected her customers, and her team is continually looking for ways to service these clients effectively.

Notes Sabourin, "It's how you do the right thing for your client, figure out solutions and still run a profitable business. That's what we are dealing with everyday."

Staying current on state regulatory issues, guiding customers through the process and leading an agency team all take time. But that kind of service and professionalism goes with the territory for Irene and staffers like Kelly Payne who works with underwriter Dave Jowell (both, lower left) to develop new products.

CEO Paul Bystrowski is just as committed to maintaining strong customer relationships as a key business strategy. Long-time client and local businessman Sam Manolakas recently suffered water damage loss at his home and was quickly compensated. Bystrowski himself delivered the check (lower right) and reviewed Manolakas's policies with him.

To the long-time agents at John O. Bronson, the Unitrin acquisition of the Kemper personal lines has been a positive step, since their philosophies are in sync. As Irene Sabourin says, "It's clear they wanted the people, lock, stock and barrel. Unitrin knew we had the kind of quality they were looking for."











CHALLENGES MET

From coast to coast, regional conditions make the insurance needs of consumers diverse and particular. Unitrin is positioned to meet these needs with experienced independent agents like Irene Sabourin, (above right, with her sales team) who know their own marketplace and their customers. With experience born of years spent in the field, these agents look for innovative ways to provide service and to market products effectively.





I



UNITRIN PROPERTY & CASUALTY INSURANCE OPERATIONS

MULTI LINES INSURANCE

Trinity Universal Insurance Company
Milwaukee Safeguard Insurance Company   Milwaukee Casualty Insurance Co.
Trinity Universal Insurance Company of Kansas, Inc.   Security National Insurance Company
Valley Property & Casualty Insurance Company   Valley Insurance Company
Trinity Lloyd's Insurance Company   Milwaukee Mutual Insurance Company

SPECIALTY LINES INSURANCE

Charter Indemnity Company   Financial Indemnity Company
Alpha Property & Casualty Insurance Company   Charter County Mutual Insurance Company

KEMPER AUTO AND HOME

Kemper Independence Insurance Company   Unitrin Advantage Insurance Company
Unitrin Auto and Home Insurance Company   Unitrin Preferred Insurance Company

UNITRIN DIRECT SALES

Unitrin Direct Insurance Company   Kemper Auto and Home Insurance Company



Unitrin's Property and Casualty Insurance Group connects a network of regional insurance carriers that provide a range of personal and commercial insurance products to millions of customers across the nation. The four segments managed in this group are Multi Lines Insurance, Specialty Lines Insurance, Kemper Auto and Home, and Unitrin Direct Sales.

Three of the segments (Multi Lines Insurance, Speciality Lines Insurance and Kemper Auto and Home) are supported by a sales force of independent agents whose experience, knowledge and respected standing in their communities have made them invaluable partners in growing the business and providing outstanding service to customers.

Acquired in June of 2002, Kemper Auto and Home provides preferred and standard risk personal automobile and homeowners insurance, with a strong presence in the eastern United States. By adding the expertise of Kemper agents, management and employees, as well as a commitment to technology that dovetails with our own, Unitrin has strengthened our goal to provide a high level of local service, backed by national strength.

Our Multi Lines Insurance segment, with Dallas-based Trinity Universal Insurance Company as the flagship, provides an array of personal and commercial insurance products for automobile owners, home owners and business owners.

These products are designed for individuals, families and businesses with favorable risk characteristics and loss histories.

The Specialty Lines Insurance segment markets insurance products for automobile, motorcycle and watercraft sold to individuals and businesses in the non-standard, high-risk market.

Unitrin Direct, a direct marketing automobile insurance unit, completed its second full year of production in 2002. Kemper Direct, which provides personal automobile insurance by primarily using insurance website portals and direct "click-throughs" to connect with its customers, was acquired in June of 2002. To gain economies of scale in these like companies, Unitrin is combining Kemper Direct and Unitrin Direct. The combined segment, Unitrin Direct Sales, offers personal automobile insurance marketed through direct mail, television advertising and the Internet.





UNITRIN LIFE & HEALTH INSURANCE OPERATIONS

United Insurance Company of America   The Reliable Life Insurance Company   Union National Life Insurance Company
Union National Fire Insurance Company   United Casualty Insurance Company of America
Reserve National Insurance Company   National Care Insurance Company



The Unitrin Life & Health Insurance Group represents one of the top 100 life insurance providers in the nation. Utilizing our family of career agents, we primarily offer life and health insurance products to customers seeking basic protection for themselves and their families with household incomes of less than $25,000.

The career agency companies, United Insurance, Union National and Reliable Life, employ a field force of 2,900 career agents to provide service to customers in their homes and offer personalized, affordable insurance products developed for individuals and families in the lower and moderate income market. A trained office staff of 600 supports the efforts of the agents and field management.

We continue to consolidate staff and streamline our internal systems, putting into place more efficient methods of processing policies and running support systems, like licensing and field accounting. By making our career agency operations more efficient and cost-effective, we are able to provide better customer service while enhancing our business opportunities.

Other ongoing efforts include working on a common product portfolio which will be available to all career agency companies, and expanding the remote deposit system which allows career agents to deposit premium collections daily at nearby banks, limiting the need to return to the field office.

Because of the distinctive, inter-personal way in which our career agents conduct business, we recognize the importance of community participation. We are expanding corporate social responsibility programs with financial and volunteer support, as well as participation in programs such as health fairs.

Reserve National Insurance Company is our Oklahoma-based independent agency company that provides cost-effective coverage to individuals and small business owners in rural areas with limited access to the benefits plans of larger markets. A network of over 200 independent agents and 20 regional managers who are also agents offer products such as scheduled benefit hospitalization/surgical plans, first-occurrence cancer and heart attack policies and Medicare supplement insurance.

Reserve National Insurance's critical illness product has been well received by the agents in the field. Reserve has also continued to emphasize supplemental plans that are easy to understand and meet the specific needs of their customers.

Unitrin recognizes that the experience of our agents, both career and independent, and the seasoned support staff in their field offices greatly contributes to the success we have achieved in this segment. Our ongoing efforts to streamline systems and processes and to leverage the benefits of technology have been effective. We are committed to the ongoing evaluation of products and systems in order to assure that we support our agents in the most effective manner possible.





CONSUMER FINANCE

Fireside Thrift Co.



One of the oldest and most highly regarded companies of its kind in the western United States, Fireside Thrift provides consumer finance services. Based in Pleasanton, California and with 31 branches and 5 loan production offices to serve customers mainly in the west, Fireside specializes in automobile loans, primarily for the purchase of pre-owned vehicles.

In 2002 the company attained the highest level of profitability in its history and continues to grow at a steady pace.

Relying on total self-financing with FDIC-insured deposits placed through a thrift office network, Fireside's market share increased and its total managed loan portfolio grew to more than 115,000 individual loans in 2002. Competitors, many of whom relied on securitization as sources of financing, were driven to consolidate, limit growth or leave the marketplace.

Over 90% of loans made by Fireside were used to fund the purchase of previously used vehicles.

With the opening of an office in Kansas City to service Kansas and Missouri, Fireside extended its service area to include those states as well as California, Oregon, Arizona, Washington and Colorado.

Management also tested a new territory development strategy to expand geographically without an initial "bricks and mortar" presence. A marketing representative living in Boise has been prospecting the Idaho market while sending applications to be processed in a centralized location.

Fireside continues to offer relevant, helpful information online to prospective customers at its Web site, firesidethrift.com.

The used-car market stayed relatively constant from 2001 into 2002, remaining at one of its strongest levels in history. At the same time, the number of people with credit problems has grown.

An average of nearly 50% of individuals who purchase used automobiles have a marginal or limited credit history that prevents them from obtaining financing through traditional avenues of credit. This non-prime market has been Fireside's core constituency since its inception in 1950 and continues to be so.

By acquiring retail installment contracts, for individuals whose credit has been marred by such things as extended illness, job loss or other reasons, Fireside provides a valuable and needed service. The banking community does not traditionally serve this growing group of American consumers. By working with Fireside's staff of well trained and motivated service personnel, these borrowers are often able to improve their credit and return to the borrowing requirements of traditional banks.

By purchasing conditional sales contracts from dealerships, Fireside allows automobile dealers to increase sales by providing financing that might not otherwise have been available to their customers.

Through years of reputable service to the auto dealer community, Fireside has gained a deep understanding of their business needs and also the value of sound financing programs. The company currently has strong relationships with nearly 3,750 independent and franchise automobile dealerships.

As a member of the FDIC, Fireside maintains capital in excess of regulatory guidelines and has received the highest rating from several bank rating organizations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

MULTI LINES INSURANCE

[Dollars in Millions]	2002	2001	2000
Premiums:			
Personal Lines:			
Automobile	$ 194.0	$ 197.8	$ 199.2
Homeowners	71.3	70.0	70.9
Other	10.5	10.5	10.2
Total Personal Lines	275.8	278.3	280.3
Commercial Lines:			
Property and Commercial Liability	139.8	129.9	130.4
Automobile	114.5	108.1	84.9
Other	54.1	54.0	53.2
Total Commercial Lines	308.4	292.0	268.5
Total Premiums	584.2	570.3	548.8
Net Investment Income	31.6	42.0	45.0
Total Revenues	$ 615.8	$ 612.3	$ 593.8
Operating Loss	$ (93.2)	$ (112.3)	$ (28.8)
GAAP Incurred Loss Ratio (excluding Storms)	80.8%	82.8%	70.3%
GAAP Incurred Storm Loss Ratio	9.0	13.0	11.7
Total GAAP Incurred Loss Ratio	89.8	95.8	82.0
GAAP Combined Ratio	121.4	127.1	113.4

Premiums in the Multi Lines Insurance segment increased by $13.9 million for the year ended December 31, 2002, compared to the same period in 2001, due primarily to higher premium rates in both personal lines and commercial lines, partially offset by lower volume. Net Investment Income decreased by $10.4 million for the year ended December 31, 2002, due primarily to lower yields on investments.

Operating results in the Multi Lines Insurance segment reflect a loss of $93.2 million for the year ended December 31, 2002, compared to a loss of $112.3 million for the same period in 2001. The Multi Lines Insurance segment had lower storm damage and lower non-storm losses as a percent of premium, partially offset by the lower net investment income for the year ended December 31, 2002, compared to the same period in 2001. Storm losses were $52.6 million for the year ended December 31, 2002, a decrease of $21.5 million compared to the same period in 2001. Reserve strengthening related to adverse reserve development (which reflects changes in estimates of prior year reserves in the current period) had an adverse effect of $57.7 million for the year ended December 31, 2002, compared to an adverse effect of $54.5 million for the same period in 2001. The reserve increases reflect developing loss trends primarily related to construction defect, mold, automobile liability and product liability loss exposures in commercial lines of business (See Note 7 to the Company's Consolidated Financial Statements).

The Company is evaluating strategic alternatives available for its commercial lines of business. While evaluating these alternatives, the Company expects to continue the following measures: (1) reduce policies in force in certain commercial lines through extensive re-underwriting of contractors and related industries, program business, workers compensation and product liability, (2) intensify aggressive pricing with higher premium rates on selected portions of the commercial lines book, (3) implement certain premium rate increases in most other product lines, subject to regulatory approvals where applicable, and (4) review underwriting guidelines in certain markets and other product lines and implement certain underwriting changes as it writes and renews its business, including placing a moratorium on new business in certain markets where adequate rates cannot be obtained.

Premiums in the Multi Lines Insurance segment increased by $21.5 million in 2001, compared to the same period in 2000, due primarily to higher premium rates in both personal lines and commercial lines, partially offset by lower volume. Net Investment Income decreased by $3.0 million in 2001 due to lower levels of investments and lower yields on investments. Operating Loss in the Multi Lines Insurance segment increased by $83.5 million in 2001 compared to 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

MULTI LINES INSURANCE [CONTINUED]

Operating results for the year ended December 31, 2001 reflect increased Operating Losses in both commercial lines and personal lines resulting from increased storm losses, large losses (individual losses estimated to be in excess of $100 thousand) and the effects of adverse reserve development. Reserve development had an adverse effect of $54.5 million for the year ended December 31, 2001, compared to an adverse effect of $7.0 million in 2000. Storm losses were $74.1 million in 2001, or an increase of $9.7 million from 2000. Large losses were $47.2 million in 2001, an increase of $13.2 million from 2000. There were no reported losses in the Multi Lines Insurance segment related to the terrorist attacks on September 11, 2001.

On March 1, 2000, Valley Insurance Company, a subsidiary of the Company, completed the sale of its subsidiary, Mountain Valley Indemnity Company ("MVIC"), to Motor Club of America (See Note 3 to the Company's Consolidated Financial Statements). Results for the Multi Lines Insurance segment in 2000 included Premiums of $3.3 million and a pre-tax Operating Loss of $3.3 million attributable to MVIC.

SPECIALTY LINES INSURANCE

[Dollars in Millions]	2002	2001	2000
Premiums:			
Personal Automobile	$ 405.4	$ 320.4	$ 194.4
Commercial Automobile	46.5	23.9	19.8
Watercraft	1.0	1.1	0.7
Total Premiums	452.9	345.4	214.9
Net Investment Income	14.8	14.1	14.3
Total Revenues	$ 467.7	$ 359.5	$ 229.2
Operating Profit (Loss)	$ (0.6)	$ (17.2)	$ 5.3
GAAP Incurred Loss Ratio (excluding Storms)	80.4%	81.8%	76.7%
GAAP Incurred Storm Ratio	0.4	1.9	0.7
Total GAAP Incurred Loss Ratio	80.8	83.7	77.4
GAAP Combined Ratio	103.4	109.1	104.1

Premiums in the Specialty Lines Insurance segment increased by $107.5 million in 2002, compared to the same period in 2001, due to higher premium volume and higher premium rates. Net Investment Income in the Specialty Lines Insurance segment increased by $0.7 million in 2002, compared to the same period in 2001, due to higher levels of investments, partially offset by lower yields on investments.

Operating results in the Specialty Lines Insurance segment improved by $16.6 million in 2002, compared to the same period in 2001. Losses and expenses as a percent of premiums decreased, due in part to improved premium rate adequacy, increased premium volume, the effects of certain underwriting actions and lower storm losses, partially offset by the effects of adverse loss reserve development. Loss reserve development (which reflects changes in estimates of prior year loss reserves in the current period) had an adverse effect of $22.6 million in 2002, compared to an adverse impact of $6.7 million for the same period in 2001 (See Note 7 to the Company's Consolidated Financial Statements). Storm losses were $1.9 million in 2002, compared to $6.5 million in 2001.

Premiums in the Specialty Lines Insurance segment increased by $130.5 million in 2001, compared to the same period in 2000, due to higher premium volume and premium rates.

Operating results in the Specialty Lines Insurance segment decreased by $22.5 million in 2001, compared to the same period in 2000, due primarily to increased losses, including storm losses and the effects of adverse reserve development, which more than offset premium increases. Storm losses were $6.5 million in 2001, an increase of $5.0 million compared to 2000. Reserve development had an adverse impact of $6.7 million in 2001, compared to favorable development of $5.4 million in 2000. There were no reported losses in the Specialty Lines Insurance segment related to the terrorist attacks on September 11, 2001.

The Company is continuing to implement premium rate increases in most states and product lines, subject to regulatory approvals where applicable. The Company is also continuing to review underwriting guidelines in certain markets and product lines and continues to implement underwriting changes as it writes and renews its business.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

KEMPER AUTO AND HOME

On June 28, 2002, Unitrin closed its acquisition of the personal lines property and casualty insurance business of the Kemper Insurance Companies ("KIC") in a cash transaction. The results of the Kemper Auto and Home segment are comprised of the former Individual and Family Group business unit of KIC that specializes in the sale of personal automobile and homeowners insurance through independent agents. The acquisition is more fully described in Note 3 to the Company's Consolidated Financial Statements. The results of the Kemper Auto and Home segment are included in the Company's results of operations from the date of acquisition and were as follows:

[Dollars in Millions]	THREE MONTHS ENDED SEPT. 30, 2002	THREE MONTHS ENDED DEC. 31, 2002	FROM DATE OF ACQUISITION TO DEC. 31, 2002
Net Premiums Written	$ 169.6	$ 161.4	$ 331.0
Premiums Earned	$ 29.6	$ 84.5	$ 114.1
Net Investment Income	0.5	2.3	2.8
Other Income	19.0	12.9	31.9
Total Revenues	49.1	99.7	148.8
Incurred Losses	23.2	65.2	88.4
Insurance Expenses	37.0	42.4	79.4
Operating Loss	$ (11.1)	$ (7.9)	$ (19.0)

Pursuant to the agreements among the parties, KIC retained all liabilities for policies issued by Kemper Auto and Home prior to the closing, while Trinity Universal Insurance Company ("Trinity"), a subsidiary of Unitrin, is entitled to premiums written for substantially all policies issued or renewed by Kemper Auto and Home after the closing and is liable for losses and expenses incurred thereon. Premiums written, which reflect the total amount of premiums to be received over the entire policy term, were $331.0 million from the date of acquisition to December 31, 2002. Premiums earned, which relate to the elapsed portion of each policy's term, were $114.1 million from the date of acquisition to December 31, 2002. The difference of $216.9 million between the amount of premiums written and the amount of premiums earned relates to the remaining portion of each policy's term and is reflected as Unearned Premiums in the Company's Consolidated Balance Sheet at December 31, 2002. The Company expects that premiums written will continue to exceed premiums earned until at least one full policy renewal cycle has been completed.

The Kemper Auto and Home segment is administering on behalf of KIC all policies issued prior to the closing and certain policies issued or renewed after the closing, but excluded from the acquisition (the "KIC Run-off"). From the date of acquisition to December 31, 2002, the Kemper Auto and Home segment recorded revenues of $31.9 million reflected as Other Income related to the administration of the KIC Run-off.

The Kemper Auto and Home segment recorded Operating Losses of $19.0 million from the date of acquisition to December 31, 2002, due primarily to differences between the timing of recognition of earned premium and certain fixed period costs. In addition, the Kemper Auto and Home segment's results included storm losses of $2.4 million, primarily from the December 2002 winter storm in North Carolina. The Kemper Auto and Home segment's results also included certain transition expenses, including consulting, recruiting, training and temporary help services, to transfer systems and certain home office functions from KIC to the Company. The Kemper Auto and Home segment will incur additional transition expenses in the future, but expects such expenses to taper off in the first half of 2003. Although the Company expects that results for the Kemper Auto and Home segment will improve in the first quarter of 2003, the Company expects to record an Operating Loss in the Kemper Auto and Home segment in the first quarter of 2003 due to transition expenses, differences between the timing of the recognition of earned premium and certain fixed period costs, and the seasonal nature of the Kemper Auto and Home segment's business.

As discussed in Note 3 to the Company's Consolidated Financial Statements, KIC is eligible to receive performance bonuses from the Company if the business meets certain loss ratio criteria over a three-year period beginning January 1, 2003. The Company expects that the profitability of the Kemper Auto and Home segment will be limited for the next few years due to the Company's obligation to pay bonuses to KIC based on the performance of the business.

At the acquisition date, Unitrin's property and casualty insurance subsidiaries were not licensed in all the states where the Kemper Auto and Home business is written nor were certain computer and data processing modifications completed to allow for the migration of the business to the Company's property and casualty insurance subsidiaries. Accordingly, Trinity and KIC entered into a quota share reinsurance agreement whereby Trinity assumed 100% of the Kemper Auto and Home business written or renewed by KIC after the acquisition date in order to provide a transitional period for Unitrin's property and casualty insurance subsidiaries to obtain licenses in the necessary states and other insurance regulatory authorizations and to complete the required computer and data processing modifications. The Company anticipates that its property and casualty insurance subsidiaries will

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

KEMPER AUTO AND HOME [CONTINUED]

begin directly issuing insurance policies for new business in certain states beginning in the first quarter of 2003 and will begin issuing renewal insurance policies mid-year 2003. Accordingly, the Company anticipates that the migration of the business to the Company's property and casualty insurance subsidiaries will be substantially completed no earlier than the end of 2004.

In December 2002, A. M. Best & Co., the principal insurance company rating agency, lowered its rating for KIC from "A-" (excellent) to "B+" (very good). While the rating action on KIC did not have an impact on Unitrin's property and casualty insurance subsidiaries' "A" (excellent) ratings from A. M. Best & Co., it may adversely impact the willingness of independent agents to renew their customers' insurance policies with KIC, even though they are reinsured by Trinity. In particular, homeowners' insurance is ratings-sensitive due to minimum rating standards imposed by some residential mortgage lenders. Should KIC suffer further downgrades, these effects could be magnified.

Accordingly, the Company is implementing certain plans in an effort to preserve agent relationships and enhance the prospects for an orderly transition of the Kemper Auto and Home business to Unitrin's Property and Casualty insurance subsidiaries. In connection with such plans, Unitrin acquired two inactive or, "shell," insurance companies with insurance licenses in many of the required states from SCOR Reinsurance Company on December 31, 2002 (See Note 3 to the Company's Consolidated Financial Statements). The Company is also continuing to pursue necessary state licenses and other insurance regulatory authorizations, which may or may not include the acquisition of additional shell insurance companies.

In addition, on January 8, 2003, Trinity and KIC amended the quota share reinsurance agreement between the parties to include a "cut-through" provision whereby Trinity would be required to pay claims directly to reinsured policyholders (or their mortgagees or loss payees, as the case may be) who have been issued new or renewal policies on or after July 1, 2002, in the event that KIC becomes insolvent. In accordance with the amendment, Trinity's liability under the reinsurance would be reduced by such payments made directly by Trinity to claimants. The Company cannot presently predict what impact these plans to preserve the Kemper Auto and Home business will ultimately have on the ability of the Company to write the Kemper Auto and Home business, nor can the Company predict what impact these developments will ultimately have on the contingent purchase price or performance bonuses described in Note 3 to the Company's Consolidated Financial Statements.

LIFE AND HEALTH INSURANCE

[Dollars in Millions]	2002	2001	2000
Life Insurance Premiums	$ 403.3	$ 396.4	$ 402.7
Accident and Health Insurance Premiums	155.6	151.2	190.4
Property Insurance Premiums	94.3	87.5	85.2
Total Premiums	653.2	635.1	678.3
Net Investment Income	151.6	176.9	181.4
Other Income	4.3	4.9	3.7
Total Revenues	$ 809.1	$ 816.9	$ 863.4
Operating Profit	$ 87.8	$ 106.3	$ 68.1

Premiums in the Life and Health Insurance segment increased by $18.1 million for the year ended December 31, 2002, compared to the same period in 2001, due primarily to higher accident and health insurance premium rates, higher volume of life insurance and higher volume of property insurance sold by the Life and Health Insurance segment's career agents, partially offset by lower volume of accident and health insurance. Net Investment Income in the Life and Health Insurance segment decreased by $25.3 million for the year ended December 31, 2002, compared to the same period in 2001, due primarily to lower yields on investments and lower levels of investments.

Operating Profit in the Life and Health Insurance segment decreased by $18.5 million for the year ended December 31, 2002, compared to the same period in 2001, due primarily to the lower net investment income, partially offset by a reduction of reserves of $9.6 million resulting from a change in the Company's actuarial estimate of certain reserves. Losses due to storms on property insurance sold by the Life and Health Insurance segment's career agents increased by $4.8 million for the year ended December 31, 2002, compared to the same period in 2001.

The Company recorded a pre-tax charge of $3.6 million, or $2.1 million after-tax, in 2002 to cover certain additional costs associated with the implementation of the Company's settlement of certain class action litigation (See Note 19 to the Company's Consolidated Financial Statements). The precise cost to fully implement the settlement may vary from amounts provided for in the Company's financial statements based on a variety of factors and will not be known until a final accounting of settlement benefits is concluded, which is expected to occur in mid-2003. However, the Company believes that such difference, if any, will not have a material adverse effect on the Company's financial position, but could have a material adverse effect on the Company's results for a given period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

LIFE AND HEALTH INSURANCE [CONTINUED]

Premiums in the Life and Health Insurance segment decreased by $43.2 million for the year ended December 31, 2001, compared to the same period in 2000, due primarily to the July 2000 sale of The Pyramid Life Insurance Company ("Pyramid"). Excluding the effects of the sale of Pyramid on premiums, premiums decreased by $5.3 million for the year ended December 31, 2001, compared to the same period in 2000, due primarily to lower volume of accident and health insurance, partially offset by higher accident and health insurance premium rates and higher volume of property insurance sold by the Life and Health Insurance segment's career agents. Net Investment Income in the Life and Health Insurance segment decreased by $4.5 million for the year ended December 31, 2001, compared to the same period in 2000, due primarily to lower yields on investments partially offset by higher levels of investments.

Operating Profit for the Life and Health Insurance segment included a pre-tax charge of $48.8 million, or $32.4 million after-tax, in 2000 for the Company's estimate of the cost to ultimately settle certain class action litigation (See Note 19 to the Company's Consolidated Financial Statements). Excluding the estimated settlement costs from results in 2000, Operating Profit in the Life and Health Insurance segment decreased by $10.6 million for the year ended December 31, 2001, compared to the same period in 2000, due primarily to higher benefits and expenses as a percent of premiums for life insurance business and lower net investment income, partially offset by improved results from property insurance sold by the Life and Health Insurance segment's career agents.

On July 26, 2000, United Insurance Company of America ("United"), a subsidiary of the Company, completed the sale of United's subsidiary, Pyramid, to Ceres Group, Inc. (See Note 3 to the Company's Consolidated Financial Statements). Premiums for Pyramid included in the Company's results in 2000 were $37.9 million.

CONSUMER FINANCE

[Dollars in Millions]	2002	2001	2000
Interest, Loan Fees and Earned Discounts	$ 159.9	$ 146.3	$ 129.7
Net Investment Income	7.2	8.5	8.3
Other Revenues	4.7	4.3	3.7
Total Revenues	171.8	159.1	141.7
Provision for Loan Losses	39.1	29.2	27.0
Interest Expense on Investment Certificates and Savings Accounts	35.9	43.4	39.2
General and Administrative Expenses	57.9	54.6	49.5
Operating Profit	$ 38.9	$ 31.9	$ 26.0
Consumer Finance Loan Originations	$ 572.7	$ 468.4	$ 472.8
Percentage of Consumer Finance Receivables			
Greater than Sixty Days Past Due	2.3%	2.4%	2.0%
Ratio of Reserve for Loan Losses to Gross Consumer Finance Receivables	5.2	4.6	5.0
Weighted-Average Yield on Investment Certificates and Savings Accounts	4.0	5.0	6.4

Interest, Loan Fees and Earned Discount in the Consumer Finance segment increased by $13.6 million for the year ended December 31, 2002, compared to the same period in 2001, due primarily to a higher level of loans outstanding. Net Investment Income in the Consumer Finance segment decreased by $1.3 million for year ended December 31, 2002, compared to the same period in 2001, due primarily to lower yields on investments.

Operating Profit in the Consumer Finance segment increased by $7.0 million for the year ended December 31, 2002, compared to the same period in 2001. Provision for Loan Losses increased by $9.9 million for the year ended December 31, 2002, compared to the same period in 2001. Interest Expense on Investment Certificates and Savings Accounts decreased by $7.5 million for the year ended December 31, 2002, compared to the same period in 2001, due primarily to lower interest rates on Investment Certificates and Savings Accounts, partially offset by higher levels of deposits. General and Administrative Expenses, as a percentage of Interest, Loan Fees and Earned Discount, decreased from 37.3% for the year ended December 31, 2001, to 36.2% for the year ended December 31, 2002, due primarily to the higher levels of loans outstanding.

Consumer Finance Revenues and Operating Profit increased by $17.4 million and $5.9 million, respectively, in 2001, compared to the same period in 2000, due primarily to higher levels of loans outstanding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

UNITRIN DIRECT SALES

[Dollars in Millions]	2002	2001
Net Premiums Written:		
For the Three Months Ended:		
March 31,	$ 9.3	$ 2.1
June 30,	12.8	6.0
September 30,	36.8	7.9
December 31,	39.1	8.1
For the Year Ended December 31,	$ 98.0	$ 24.1
Earned Premiums:		
For the Three Months Ended:		
March 31,	$ 6.3	$ 0.3
June 30,	8.4	1.4
September 30,	27.0	3.3
December 31,	31.9	5.4
For the Year Ended December 31,	$ 73.6	$ 10.4
Operating Loss for the Year Ended December 31,	$ (35.1)	$ (22.6)

On January 3, 2000, the Company established Unitrin Direct, a direct marketing automobile insurance unit, to market personal automobile insurance directly to customers primarily through direct mail and television advertising and, to a lesser extent, the Internet. The business unit primarily utilizes the Company's wholly-owned subsidiary, Unitrin Direct Insurance Company, but may also utilize the licenses of other Unitrin subsidiaries as needed in states in which it is not currently licensed. Unitrin Direct began actively marketing personal automobile insurance in Pennsylvania at the beginning of 2001 and currently has business in six states.

On June 28, 2002, the Company acquired the insurance companies comprising Kemper Direct from KIC in a cash transaction. The results of their operations are included in the Company's results of operation from the date of acquisition (See Note 3 to the Company's Consolidated Financial Statements). Kemper Direct established operations in 1997 and currently has business in 19 states. Kemper Direct's business model is based on selling automobile insurance over the Internet through web insurance portals, click-throughs and its own e-Kemper website.

Due to the similarity of Unitrin Direct's and Kemper Direct's business models, products and back-office operations, the Company is in the process of combining the operations of the two businesses into a single business unit. The Company believes that such a combination provides an opportunity to achieve economies of scale in a shorter time frame than would have been possible if both businesses were operated as stand alone units.

Premiums written for the year ended December 31, 2002 were $98.0 million, compared to $24.1 million for the same period in 2001. Premiums earned for the year ended December 31, 2002 were $73.6 million, compared to $10.4 million for the same period in 2001. For year ended December 31, 2002, the Unitrin Direct Sales segment recorded an Operating Loss of $35.1 million, compared to an Operating Loss of $22.6 million for the same period in 2001, due primarily to up-front marketing expenses, uneconomic scale and inadequate premium rates. Results for the year ended December 31, 2002 also included $1.3 million for certain severance costs. For the year ended December 31, 2002, net premiums written in the states of Florida, California and New York comprised 26.8%, 17.6% and 16.8%, respectively, of the Unitrin Direct Sales segment's net written premium.

Building a direct marketing insurer requires a significant investment resulting in up-front costs and expenses associated with marketing products and acquiring new policies. Although the Company believes that the Unitrin Direct Sales segment is positioned to achieve economies of scale over the next few years, the Company expects that Unitrin Direct Sales will continue to produce operating losses until such economies of scale are achieved.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INVESTEES

Unitrin's investment portfolio at December 31, 2000 included investments in three companies accounted for under the equity method of accounting ("investees"): Curtiss-Wright Corporation ("Curtiss-Wright"), Litton Industries, Inc. ("Litton") and UNOVA, Inc. ("UNOVA"). As further discussed below, Litton was acquired by Northrop Grumman Corporation ("Northrop") during 2001. In addition, the Company spun off its holdings of Curtiss-Wright common stock to Unitrin's shareholders in a tax-free distribution in 2001. Accordingly, at December 31, 2002 and December 31, 2001 Unitrin's sole investee was UNOVA. UNOVA is listed on the New York Stock Exchange and is subject to the reporting requirements of the federal securities laws. It is held for investment purposes as part of the Unitrin parent company's investment portfolio. The fair value of Unitrin's Investment in Investee was $75.9 million at December 31, 2002, compared to an asset carrying value of $64.9 million under the equity method of accounting.

At December 31, 2002, Unitrin owned approximately 22% of UNOVA's common stock. UNOVA stated in its December 31, 2001 annual report on Form 10-K that it is "an industrial technologies company providing global customers with solutions for improving their efficiency and productivity" and that its industrial automation systems business segment ("IAS") is "a leading developer of value-added manufacturing technologies and products that span the production cycle from process engineering and design and prototyping to systems integration." IAS "serves primarily the global automotive, off-road vehicle and diesel engine industries," as well as, the "aerospace, industrial component, heavy equipment and general job shop markets." Products in its automated data systems business segment include "mobile computing solutions for the field worker, automated data collection systems for on-premises and site-based workers, wireless network systems for wireless enablement of an enterprise, and barcode label and printing solutions."

In April 2001, Northrop completed its acquisition of Litton. Prior to the Northrop-Litton transaction, Unitrin and its subsidiaries owned approximately 12.7 million shares or 28% of Litton's outstanding common stock. Unitrin and its subsidiaries tendered all of their shares of Litton common stock to Northrop. In exchange for their holdings of Litton common stock, Unitrin and its subsidiaries received approximately 1.8 million shares of Northrop Series B convertible preferred stock and approximately 7.7 million shares of Northrop common stock in a tax-free exchange. In addition to receiving the Northrop preferred and common stock, Unitrin and its subsidiaries received cash of $171.8 million, net of transaction costs. In the second quarter of 2001, the Company recognized a pre-tax accounting gain of $562.1 million and an after-tax accounting gain of $362.4 million, or $5.37 per common share related to this transaction.

Prior to Northrop's acquisition of Litton, Unitrin accounted for its investment in Litton under the equity method of accounting. As a result of the Northrop-Litton transaction, Unitrin's ownership percentage in the combined company fell below 20%, and accordingly, Unitrin does not apply the equity method of accounting to its investments in Northrop.

In November 2001, Unitrin spun off its 44% equity ownership interest in Curtiss-Wright in a tax-free distribution to Unitrin's shareholders. In connection with the spin-off, all of the 4.4 million Curtiss-Wright shares held by Unitrin were exchanged for 4.4 million shares of a new Class B common stock of Curtiss-Wright that is entitled to elect at least 80% of the Board of Directors of Curtiss-Wright but is otherwise substantially identical to Curtiss-Wright's existing common stock. The Curtiss-Wright Class B common stock was distributed pro ratably to shareholders of Unitrin. All of the other outstanding shares of Curtiss-Wright common stock remained outstanding and are entitled to elect approximately 20% of the Board of Directors of Curtiss-Wright.

The distribution has been accounted for as a spin-off and, accordingly, Retained Earnings was reduced by the carrying value of the Company's investment in Curtiss-Wright, or $137.8 million ($2.04 per Unitrin common share) in 2001. The aggregate fair value of the shares of Curtiss-Wright Class B common stock distributed to Unitrin shareholders was approximately $196.1 million ($2.91 per Unitrin common share) at the time of spin-off. Net Realized Investment Gains (Losses) for the years ended December 31, 2001 and 2000 includes losses of $4.5 million and $0.7 million, respectively, for certain transaction costs related to the spin-off. Equity in Net Income of Investees for the year ended December 31, 2001 includes a tax benefit of $8.8 million to reduce the Company's estimate of taxes on the cumulative undistributed earnings of Curtiss-Wright under the equity method of accounting.

Unitrin accounts for its Investments in Investees under the equity method of accounting using the most recent and sufficiently timely publicly-available financial reports and other publicly-available information which generally results in a two- or three-month-delay basis depending on the investee being reported (See Note 2 to the Company's Consolidated Financial Statements).

Equity in Net Income (Loss) of Investees for each of the Company's investee or former investee companies for the years ended December 31, 2002, 2001 and 2000 was:

[Dollars in Millions]	2002	2001	2000
Curtiss-Wright Corporation	$ –	$ 20.5	$ 11.8
Litton Industries, Inc.	–	8.8	38.2
UNOVA, Inc.	(1.9)	(0.6)	(56.8)
Equity in Net Income (Loss) of Investees	$ (1.9)	$ 28.7	$ (6.8)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INVESTEES [CONTINUED]

On June 20, 2000, the fair value of Unitrin's investment in UNOVA declined below Unitrin's carrying value of its investment in UNOVA. During the third quarter of 2000, Unitrin determined that the decline in the fair value of its investment in UNOVA was other than temporary under applicable accounting standards. Accordingly, Unitrin recorded an after-tax loss of $60.7 million to reduce the carrying value of its investment in UNOVA to its then current estimated realizable value. The loss has been allocated to Unitrin's proportionate share of UNOVA's non-current assets. Accordingly, Unitrin's reported equity in the net income of UNOVA differs from Unitrin's proportionate share of UNOVA's reported results to the extent that such results include depreciation, amortization or other charges related to such non-current assets.

In July 2001, three of Unitrin's subsidiaries entered into a financing agreement whereby the subsidiaries and other unrelated parties became participants in a $75 million three-year term loan agreement with UNOVA. Under the agreement, the subsidiaries provided $31.5 million in funding to UNOVA. During 2002 and 2001, UNOVA repaid principal of $23.9 million and $0.8 million, respectively, to Unitrin's subsidiaries. At December 31, 2002, Investments in Fixed Maturities included $6.8 million representing Unitrin's subsidiaries' share of unpaid principal under the agreement. UNOVA repaid the remaining principal in January 2003. During 2001, two of Unitrin's subsidiaries purchased a portion of UNOVA's outstanding publicly-traded notes maturing in March 2005 with a total par value of $5.0 million. Unitrin's subsidiaries' investments in UNOVA's publicly-traded notes is included in Investment in Fixed Maturities at December 31, 2002 and 2001.

INVESTMENT RESULTS

Net Investment Income was $221.9 million, $236.5 million and $220.9 million in 2002, 2001 and 2000, respectively. Net Investment Income decreased by $14.6 million in 2002, compared to the same period in 2001, due primarily to lower yields on Fixed Maturities and higher levels of Short-term Investments, partially offset by dividends received from Corporate Investments. Net Investment Income increased by $15.6 million in 2001, compared to the same period in 2000, due primarily to a higher level of investments and higher yields on Fixed Maturities.

The components of Net Realized Investment Gains (Losses) for the years ended December 31, 2002, 2001 and 2000 were:

[Dollars in Millions]	2002	2001	2000
Fixed Maturities:			
Gains on Dispositions	$ 5.5	$ 2.6	$ 0.5
Losses on Dispositions	(1.3)	(4.2)	(2.3)
Losses from Write-downs	(10.9)	(0.9)	(8.6)
Equity Securities:			
Gains on Dispositions	2.7	13.3	148.4
Losses on Dispositions	(0.7)	(0.1)	(1.0)
Losses from Write-downs	(16.5)	–	(0.4)
Investee:			
Gains on Dispositions	–	562.1	–
Losses on Dispositions	–	(4.5)	(0.7)
Other Investments:			
Gains on Dispositions	8.4	–	4.7
Losses on Dispositions	(0.5)	(0.1)	(0.1)
Net Realized Investment Gains (Losses)	$ (13.3)	$ 568.2	$ 140.5

Net Realized Investment Gains (Losses) was a loss of $13.3 million, a gain of $568.2 million and a gain of $140.5 million in 2002, 2001 and 2000, respectively. Net Realized Investment Gains (Losses) for the year ended December 31, 2002 includes a pre-tax gain of $8.1 million due to the sale of certain investment real estate and pre-tax gains of $1.5 million resulting from sales of a portion of the Company's investment in Baker Hughes Incorporated ("Baker Hughes") common stock. Net Realized Investment Gains (Losses) for the year ended December 31, 2001 includes a pre-tax gain of $562.1 million resulting from the acquisition of Litton by Northrop — see discussion above under the heading "Investees." Net Realized Investment Gains (Losses) for the year ended December 31, 2001 includes pre-tax gains of $12.6 million resulting from sales of a portion of the Company's investment in Baker Hughes common stock and gains of $0.7 million from sales of all of its holdings of Enron common stock. Net Realized Investment Gains (Losses) for the year ended December 31, 2000 includes pre-tax gains of $142.4 million from sales of a portion of the Company's investment in Baker Hughes common stock and a gain of $4.7 million due to the sale of Pyramid. The Company cannot anticipate when or if similar investment gains or losses may occur in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

INVESTMENT RESULTS [CONTINUED]

The Company regularly reviews its investment portfolio for factors that may indicate that a decline in fair value of an investment is other than temporary. Some factors considered in evaluating whether or not a decline in fair value is other than temporary include: 1) the Company's ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value; 2) the duration and extent to which the fair value has been less than cost; and 3) the financial condition and prospects of the issuer. Net Realized Investment Gains (Losses) for the year ended December 31, 2002 includes losses of $27.4 million resulting from other than temporary declines in the fair value of investments. Net Realized Investment Gains (Losses) for the year ended December 31, 2001 includes losses of $0.9 million resulting from other than temporary declines in the fair value of investments. Net Realized Investment Gains (Losses) for the year ended December 31, 2000 includes losses of $9.0 million resulting from other than temporary declines in the fair value of investments. The Company cannot anticipate when or if similar investment losses may occur in the future.

The Company's investment strategy is based on current market conditions and other factors which it reviews from time to time. The Company's consolidated investment portfolio is concentrated in U.S. Government and Government Agencies and Authorities, investment-grade fixed maturities, Northrop common and preferred stock, Baker Hughes common stock and UNOVA common stock and fixed maturity investments.

CORPORATE INVESTMENTS

The Company considers the management of certain investments, including Northrop common and preferred stock, Baker Hughes common stock and investees, to be a corporate responsibility and excludes income from these investments from its Operating Segments. Dividend income from these Corporate Investments for the years ended December 31, 2002, 2001 and 2000 was:

[Dollars in Millions]	2002	2001	2000
Northrop Common Stock	$ 12.8	$ 9.2	$ –
Northrop Preferred Stock	12.3	9.4	–
Baker Hughes Common Stock	1.4	1.7	4.2
Total Dividend Income from Corporate Investments	$ 26.5	$ 20.3	$ 4.2

The Company received its shares of Northrop common and preferred stock as a result of the acquisition of the Company's former investee, Litton, by Northrop—see discussion above under heading "Investees." The acquisition occurred in the second quarter of 2001 and, accordingly, the Company had no dividends from Northrop common or preferred stock in 2000. Dividend income from Baker Hughes has decreased resulting from sales of a portion of the Company's investment in Baker Hughes (See Note 13 to the Company's Consolidated Financial Statements).

The changes in fair values of Unitrin's Corporate Investments for the year ended December 31, 2002 were:

[Dollars in Millions]	Fair Value Dec. 31, 2001	Dispositions	Holding Gain (Loss) Arising During Period	Fair Value Dec. 31, 2002
Equity Securities:				
Northrop Common Stock	$ 772.7	$ –	$ (29.1)	$ 743.6
Northrop Preferred Stock	220.1	–	(1.2)	218.9
Baker Hughes Common Stock	112.8	(3.2)	(12.6)	97.0
Investee:				
UNOVA Common Stock	73.4	–	2.5	75.9
Total Corporate Investments	$ 1,179.0	$ (3.2)	$ (40.4)	$ 1,135.4

As of the close of business January 29, 2003, the fair value of Unitrin's investments in Northrop preferred and common stock decreased by $34.5 million, compared to the December 31, 2002 fair value. Unitrin's investments in Northrop preferred and common stocks have appreciated by $89.0 million since April 2001, when they were acquired in connection with Northrop's acquisition of Litton.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, there are approximately 3.6 million shares of the Company's outstanding common stock that can be repurchased under the Company's Board of Directors outstanding repurchase authorization. Common stock can be repurchased in open market or in privately negotiated transactions from time to time subject to market conditions and other factors. During 2002, the Company repurchased and retired 0.3 million shares of its common stock in open market transactions at an aggregate cost of $9.4 million. The Company has repurchased and retired approximately 54.6 million shares of its common stock in open market transactions at an aggregate cost of approximately $1.5 billion since 1990.

On August 30, 2002, the Company entered into a $360 million unsecured revolving credit agreement, expiring August 30, 2005, with a group of banks. Proceeds from advances under the agreement may be used for general corporate purposes, including repurchases of the Company's common stock. The weighted-average interest rate on the $80.0 million in advances outstanding under the agreement on December 31, 2002, was 1.40%. At December 31, 2002, the unused commitment under the Company's revolving credit facility was $280.0 million.

On June 26, 2002, the Company commenced an initial public offering of its 5.75% senior notes due July 1, 2007 with an aggregate principal amount of $300 million (the "Senior Notes"). The Senior Notes are unsecured and may be redeemed in whole at any time or in part from time to time at the Company's option at specified redemption prices. On July 1, 2002, the Company issued the Senior Notes in exchange for proceeds of $296.8 million, net of transaction costs, for an effective yield of 5.99%. Proceeds were used to repay borrowings under the Company's former revolving credit agreement. Interest expense under the Senior Notes was $8.9 million for the year ended December 31, 2002.

During 2002, three of Unitrin's subsidiaries (United, Trinity and Fireside Securities Corporation) paid $564.1 million, $84.0 million and $23.0 million, respectively, in dividends to Unitrin. As a result of the KIC acquisition, continuing losses in the Multi Lines Insurance segment, and premium growth in the Specialty Lines Insurance segment and in the Unitrin Direct Sales segment, Unitrin made a $75.6 million capital contribution, net of dividends received, to its property and casualty insurance operations in 2002. The Company expects that additional capital contributions will be necessary in 2003 to fund premium growth. Unitrin has several sources available to it to fund the capital contributions, including borrowings under the revolving credit agreement, monetization of corporate assets, dividends from Unitrin's other operations or the issuance of securities under Unitrin's shelf registration statement. The Company's retained earnings at December 31, 2002 includes $37.7 million representing the undistributed equity in net income of investee.

The Company has no other significant commitments for capital expenditures. During 2002, the Company's subsidiaries invested $14.0 million in an investment fund and have an outstanding commitment to invest an additional $21.0 million in such fund. The Company's subsidiaries maintain levels of cash and liquid assets sufficient to meet ongoing obligations to policyholders and claimants, as well as ordinary operating expenses. The Company's reserves are set at levels expected to meet contractual liabilities. The Company maintains adequate levels of liquidity and surplus capacity to manage the risks inherent with any differences between the duration of its liabilities and invested assets. As further discussed in Note 4 to the Company's Consolidated Financial Statements, from time to time some of Unitrin's subsidiaries may hold collateral from unrelated parties pursuant to securities lending agreements whereby unrelated parties borrow securities from the subsidiaries' accounts. The subsidiaries are required to return such collateral upon return of the loaned security. Accordingly, the amount of such collateral would not be available to meet ongoing obligations to policyholders and claimants, as well as ordinary operating expenses. Unitrin and its subsidiaries have not formed special purpose entities or similar structured financing vehicles to access capital and/or manage risk. At December 31, 2002, the Company's subsidiaries had capacity to write additional premiums relative to statutory capital and surplus requirements.

INTEREST AND OTHER EXPENSES

Interest and Other Expenses was $26.9 million, $22.2 million and $36.2 million in 2002, 2001 and 2000, respectively. Interest expense was $12.2 million, $9.0 million and $13.6 million in 2002, 2001 and 2000, respectively. Other corporate expenses were $14.7 million, $13.2 million and $22.6 million in 2002, 2001 and 2000, respectively. Other corporate expenses in 2000 included a pre-tax charge of $12.3 million to write-down the carrying value of certain internal use software (See Note 2 to the Company's Consolidated Financial Statements).

ACCOUNTING CHANGES

In June 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force ("EITF") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. On July 1, 2002,

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ACCOUNTING CHANGES [CONTINUED]

the Company adopted the provisions of SFAS No. 146 prospectively. The initial adoption of SFAS No. 146 did not have an impact on the Company's consolidated financial statements.

In October 2002, FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." SFAS No. 147 provides guidance on the accounting for the acquisition of a financial institution, and applies to all acquisitions of financial institutions except those between two or more mutual enterprises and was effective October 1, 2002. Pursuant to the provisions of SFAS No. 147, the specialized accounting guidance specified in paragraph 5 of SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," will not apply after September 30, 2002. The adoption of SFAS No. 147 did not have an impact on the Company's consolidated financial statements.

In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ending after December 15, 2002 for annual statements and for interim periods ending after December 15, 2002 for interim financial reports. The Company has adopted the disclosure requirements of SFAS No. 148 in these consolidated financial statements, but has not determined whether or not it will voluntarily adopt SFAS No. 123 and the related transition alternatives pursuant to SFAS No. 148.

In July 2001, FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that all business combinations be accounted for under the purchase method of accounting. SFAS No. 141 also changes the criteria for the separate recognition of intangible assets acquired in a business combination. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001.

In July 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses accounting and reporting for intangible assets acquired, except for those acquired in a business combination. SFAS No. 142 presumes that goodwill and certain intangible assets have indefinite useful lives. Accordingly, goodwill and certain intangibles will not be amortized but rather will be tested at least annually for impairment. SFAS No. 142 also addresses accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Amortization of Goodwill was $8.7 million and $8.8 million for the years ended December 31, 2001 and 2000, respectively. On January 1, 2002, the Company adopted SFAS No. 142. During the first quarter of 2002, the Company tested Goodwill on the date of adoption for impairment and determined that Goodwill was recoverable under the provisions of SFAS No. 142 (See Note 1 to the Company's Consolidated Financial Statements).

In connection with the adoption of SFAS No. 142, in the first quarter of 2002, the Company revised the management reporting of its segment results to exclude amortization of Goodwill from its previously reported Operating Segments (See Notes 1 and 17 to the Company's Consolidated Financial Statements).

In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to all entities and applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 also amends SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies." SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company expects that the initial application of SFAS No. 143 will not have an impact on its financial statements.

In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement is intended to develop one accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale and to address significant implementation issues. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The initial adoption of SFAS No. 144 did not have an impact on the Company's consolidated financial statements.

In June 2000, FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133." SFAS No. 138 addresses a limited number of implementation issues related to SFAS No. 133 "Accounting for Derivative Instruments and for Hedging Activities." SFAS No. 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes "special accounting" for the following three different types of hedges: hedges of changes in the fair value of assets, liabilities or firm commitments; hedges of the variable cash flows of forecasted transactions; and hedges of foreign currency exposures of net investments in foreign operations. In June 1999, FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date of SFAS No. 133 to years beginning after June 15, 2000. Accordingly, SFAS No. 133 is effective for years beginning after June 15, 2000. Effective January 1, 2001, the Company adopted the provisions of SFAS Nos. 133 and 138. There was no effect of adoption on the Company's financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ACCOUNTING CHANGES [CONTINUED]

On March 31, 2000, FASB issued FASB Interpretation No. ("FIN") 44, "Accounting for Certain Transactions involving Stock Compensation — an interpretation of APB Opinion No. 25." FIN 44 provides guidance for issues that have arisen in applying APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company's implementation of the provisions of FIN 44 had no impact.

Effective January 1, 1999, the Company prospectively adopted Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP No. 98-1 requires the Company to capitalize qualifying computer software costs incurred during the application development stage. Due to the termination of a software development project in 2000, the Company wrote-off certain costs previously capitalized under SOP No. 98-1. Accordingly, Interest and Other Expense for the year ended December 31, 2000 includes a pre-tax charge of $12.3 million related to the write-off.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative Information About Market Risk

The Company's consolidated balance sheet includes five types of financial instruments subject to the material market risk disclosures required by the SEC: (1) Investments in Fixed Maturities, (2) Investments in Equity Securities, (3) Consumer Finance Receivables, (4) Investment Certificates and Savings Accounts, and (5) Senior Notes Payable. Investments in Fixed Maturities, Consumer Finance Receivables, Investment Certificates and Savings Accounts and Senior Notes Payable are subject to material interest rate risk. The Company's Investments in Equity Securities include common and preferred stocks and, accordingly, are subject to material equity price risk and interest rate risk, respectively.

For purposes of this disclosure, market risk sensitive financial instruments are divided into two categories: financial instruments acquired for trading purposes and financial instruments acquired for purposes other than trading. The Company's market risk sensitive financial instruments are classified as held for purposes other than trading. The Company has no significant holdings of derivatives.

The Company measures its sensitivity to market risk by evaluating the change in its financial assets and liabilities relative to fluctuations in interest rates and equity prices. The evaluation is made using instantaneous changes in interest rates and equity prices on a static balance sheet to determine the effect such changes would have on the Company's market value at risk and the resulting pre-tax effect on Shareholders' Equity. The changes chosen reflect the Company's view of adverse changes which are reasonably possible over a one-year period. The selection of the changes chosen should not be construed as the Company's prediction of future market events, but rather an illustration of the impact of such events.

For the interest rate sensitivity analysis presented below, the Company assumed an adverse and instantaneous increase of 100 basis points in market interest rates for Investments in Fixed Maturities, Preferred Stock Equity Securities and Consumer Finance Receivables from their levels at December 31, 2002 and 2001, respectively, and an adverse and instantaneous decrease of 100 basis points in market interest rates for Investment Certificates and Savings Accounts and Senior Notes Payable from their levels at December 31, 2002 and 2001. All other variables were held constant. The Company measured equity price sensitivity assuming an adverse and instantaneous 10% decrease in the Standard & Poor's Stock Index (the "S&P 500") from its level at December 31, 2002 and 2001, with all other variables held constant. The Company's Investments in Common Stock Equity Securities were correlated with the S&P 500 using the portfolio's weighted-average beta of 0.40 and 0.55 at December 31, 2002 and 2001, respectively. The portfolio's weighted-average beta was calculated using each security's beta for the five-year periods ended December 31, 2002 and 2001, respectively, and weighted on the fair value of such securities at December 31, 2002 and 2001, respectively. Beta measures a stock's relative volatility in relation to the rest of the stock market with the S&P 500 having a beta coefficient of 1.00.

The estimated adverse effects on the market value of the Company's financial instruments at December 31, 2002 using these assumptions were:

[Dollars in Millions]	Fair Value	Pro Forma Increase (Decrease): Interest Rate Risk	Equity Price Risk	Total Market Risk
December 31, 2002				
ASSETS				
Investments in Fixed Maturities	$ 3,023.0	$ (119.1)	$ –	$ (119.1)
Investments in Equity Securities	1,394.3	(4.1)	(51.7)	(55.8)
Consumer Finance Receivables	829.9	(10.9)	–	(10.9)
LIABILITIES				
Investment Certificates and Savings Accounts	$ 864.7	$ 15.2	$ –	$ 15.2
Senior Notes Payable	315.0	12.2	–	12.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK [CONTINUED]

The estimated adverse effects on the market value of the Company's financial instruments at December 31, 2001 using these assumptions were:

[Dollars in Millions]			PRO FORMA INCREASE (DECREASE)					
		FAIR VALUE		INTEREST RATE RISK		EQUITY PRICE RISK		TOTAL MARKET RISK
December 31, 2001								
ASSETS								
Investments in Fixed Maturities	$	2,926.4	$	(118.8)	$	–	$	(118.8)
Investments in Equity Securities		1,387.4		(3.8)		(71.7)		(75.5)
Consumer Finance Receivables		720.1		(9.1)		–		(9.1)
LIABILITIES								
Investment Certificates and Savings Accounts	$	753.7	$	8.6	$	–	$	8.6

The market risk sensitivity analysis assumes that the composition of the Company's interest rate sensitive assets and liabilities, including but not limited to future contractual cash flows and credit quality, and equity price sensitive assets existing at the beginning of the period remains constant over the period being measured. It also assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the time to maturity. Interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Also, any future correlation, either in the near term or the long term, between the Company's common stock equity securities portfolio and the S&P 500 may differ from the historical correlation as represented by the weighted-average historical beta of the common stock equity securities portfolio. Accordingly, the market risk sensitivity analysis may not be indicative of, is not intended to provide, and does not provide a precise forecast of the effect of changes of market rates on the Company's income or Shareholders' Equity. Further, the computations do not contemplate any actions the Company may undertake in response to changes in interest rates or equity prices.

To the extent that any adverse 100 basis point change occurs in increments over a period of time instead of instantaneously, the adverse impact on fair values would be partially mitigated because some of the underlying financial instruments would have matured. For example, proceeds from any maturing assets could be reinvested and any new liabilities incurred at the then current interest rates.

Qualitative Information About Market Risk

Market risk is a broad term related to economic losses due to adverse changes in the fair value of a financial instrument and is inherent to all financial instruments. SEC disclosure rules focus on only one element of market risk — price risk. Price risk relates to changes in the level of prices due to changes in interest rates, equity prices, foreign exchange rates or other factors that relate to market volatility of the rate, index, or price underlying the financial instrument. The Company's primary market risk exposures are to changes in interest rates and certain exposures to changes in equity prices.

The Company manages its interest rate exposures with respect to Investments in Fixed Maturities by investing primarily in investment-grade securities of moderate duration. The interest rate risks with respect to the fair value of Consumer Finance Receivables should be partially offset by the impact of interest rate movements on Investment Certificates and Savings Accounts which are issued to fund its receivables.

At December 31, 2002 and December 31, 2001, $962.5 million and $992.8 million of the Company's Investments in Equity Securities, which exclude the Company's Investment in Investee, was concentrated in the common and preferred stock of Northrop. Northrop stated in its 2001 Annual Report on Form 10-K that it "provides technologically advanced innovative products, services and solutions in defense and commercial electronics, information technology, systems integration and nuclear and non-nuclear shipbuilding and systems." Additionally, Northrop stated that it "is subject to the usual vagaries of the marketplace, it is also affected by the unique characteristics of the defense industry and by certain elements peculiar to its own business mix." At December 31, 2002 and December 31, 2001, respectively, the Company's Investments in Equity Securities included $97.0 million and $112.8 million of Baker Hughes common stock. Baker Hughes stated in its 2001 Annual Report on Form 10-K that it "is engaged in the oil field and process industry," and in addition, it "manufactures and sells other products and provides services to industries that are not related to the oilfield or continuous process industries." Accordingly, the Company's Investments in Equity Securities is sensitive to the nature of Northrop and Baker Hughes' industry segments.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Management's Discussion and Analysis of Results of Operations and Financial Condition, Quantitative and Qualitative information about Market Risk and the accompanying Consolidated Financial Statements (including the notes thereto) contain forward-looking statements, which usually include words such as "believe(s)," "goal(s)," "target(s)," "estimate(s)," "anticipate(s)," "forecast(s)," "plan(s)," "intend(s)," "expect(s)" and similar expressions. Readers are cautioned not to place undue reliance on such statements, which speak only as of the date of this Annual Report. Forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those contemplated in such statements. Such risks and uncertainties include, but are not limited to, those described in this Management's Discussion and Analysis of Results of Operations and Financial Condition, the Consolidated Financial Statements (including notes thereto), changes in economic factors (such as interest rates, unemployment rates and stock market fluctuations), changes in competitive conditions (including availability of labor with required technical or other skills), the number and severity of insurance claims (including those associated with catastrophe losses), regulatory approval of insurance premium rates, policy forms, license applications and similar matters, governmental actions (including new laws or regulations or court decisions interpreting existing laws and regulations), adverse judgments in litigation to which the Company or its subsidiaries are parties, realization of economies of scale, and the successful migration of the Kemper Auto and Home business. No assurances can be given that the results contemplated in any forward-looking statements will be achieved or will be achieved in any particular timetable. The Company assumes no obligation to release publicly any revisions to any forward-looking statements as a result of events or developments subsequent to the date of this Annual Report.

CONSOLIDATED BALANCE SHEETS

[Dollars in Millions, Except Per Share Amounts]	December 31, 2002	December 31, 2001
ASSETS		
Investments:		
Fixed Maturities at Fair Value (Amortized Cost: 2002–$2,887.7; 2001–$2,876.2)	$ 3,023.0	$ 2,926.4
Northrop Grumman Preferred Stock at Fair Value (Cost: 2002–$177.5; 2001–$177.5)	218.9	220.1
Northrop Grumman Common Stock at Fair Value (Cost: 2002–$661.5; 2001–$661.5)	743.6	772.7
Other Equity Securities at Fair Value (Cost: 2002–$384.5; 2001–$300.3)	431.8	394.6
Investee at Cost Plus Cumulative Undistributed Earnings (Fair Value: 2002–$75.9; 2001–$73.4)	64.9	65.4
Short-term Investments at Cost which Approximates Fair Value	556.8	504.8
Other	264.8	243.5
Total Investments	5,303.8	5,127.5
Cash	16.9	27.9
Consumer Finance Receivables at Cost (Fair Value: 2002–$829.9; 2001–$720.1)	830.3	723.1
Other Receivables	669.6	457.9
Deferred Policy Acquisition Costs	382.6	328.5
Goodwill	344.7	344.7
Other Assets	157.7	124.1
Total Assets	$ 7,705.6	$ 7,133.7
LIABILITIES AND SHAREHOLDERS' EQUITY		
Insurance Reserves:		
Life and Health	$ 2,216.5	$ 2,157.5
Property and Casualty	974.9	700.1
Total Insurance Reserves	3,191.4	2,857.6
Investment Certificates and Savings Accounts at Cost (Fair Value: 2002–$864.7; 2001–$753.7)	857.6	747.5
Unearned Premiums	734.3	416.4
Accrued and Deferred Income Taxes	350.5	384.2
Notes Payable under Revolving Credit Agreement at Cost which Approximates Fair Value	80.0	254.8
Senior Notes Payable at Amortized Cost (Fair Value: 2002–$315.0)	297.1	–
Accrued Expenses and Other Liabilities	392.3	556.4
Total Liabilities	5,903.2	5,216.9
Shareholders' Equity:		
Common Stock, $0.10 Par Value Per Share, 100 Million Shares Authorized, 67,596,409 and 67,547,104 Shares Issued and Outstanding at December 31, 2002 and 2001	6.8	6.7
Paid-in Capital	512.9	488.8
Retained Earnings	1,086.4	1,231.0
Accumulated Other Comprehensive Income	196.3	190.3
Total Shareholders' Equity	1,802.4	1,916.8
Total Liabilities and Shareholders' Equity	$ 7,705.6	$ 7,133.7

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

[Dollars in Millions, Except Per Share Amounts]	For the Years Ended December 31, 2002	2001	2000
REVENUES			
Premiums	$ 1,878.0	$ 1,561.2	$ 1,442.1
Consumer Finance Revenues	171.8	159.1	141.7
Net Investment Income	221.9	236.5	220.9
Other Income	39.8	8.8	8.0
Net Realized Investment Gains (Losses)	(13.3)	568.2	140.5
Total Revenues	2,298.2	2,533.8	1,953.2
EXPENSES			
Insurance Claims and Policyholders' Benefits	1,432.3	1,217.1	1,039.6
Insurance Expenses	730.7	624.8	609.5
Consumer Finance Expenses	132.9	127.2	115.7
Interest and Other Expenses	26.9	22.2	36.2
Total Expenses	2,322.8	1,991.3	1,801.0
Income (Loss) before Income Taxes and Equity in Net Income (Loss) of Investees	(24.6)	542.5	152.2
Income Tax Expense (Benefit)	(18.3)	190.3	54.4
Income (Loss) before Equity in Net Income (Loss) of Investees	(6.3)	352.2	97.8
Equity in Net Income (Loss) of Investees	(1.9)	28.7	(6.8)
NET INCOME (LOSS)	$ (8.2)	$ 380.9	$ 91.0
NET INCOME (LOSS) PER SHARE	$ (0.12)	$ 5.64	$ 1.32
NET INCOME (LOSS) PER SHARE ASSUMING DILUTION	$ (0.12)	$ 5.60	$ 1.32

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Dollars in Millions]	2002	2001	2000
	FOR THE YEARS ENDED DECEMBER 31,		
OPERATING ACTIVITIES			
Net Income (Loss)	$ (8.2)	$ 380.9	$ 91.0
Adjustments to Reconcile Net Income to Net Cash Provided by Operations:			
Policy Acquisition Costs Deferred	(289.7)	(191.3)	(175.3)
Amortization of Deferred Policy Acquisition Costs	237.3	188.5	172.2
Equity in Net (Income) Loss of Investees before Taxes	3.0	(30.1)	11.6
Cash Dividends from Former Investee	–	1.7	2.3
Amortization of Investments	8.3	1.1	12.1
Provision for Loan Losses	39.1	29.2	27.0
Increase in Other Receivables	(185.0)	(37.5)	(59.7)
Increase in Insurance Reserves and Unearned Premiums	583.5	239.9	148.0
Increase (Decrease) in Accrued and Deferred Income Taxes	(34.4)	91.4	(66.9)
Increase in Accrued Expenses and Other Liabilities	6.5	68.8	23.3
Net Realized Investment (Gains) Losses	13.3	(568.2)	(140.5)
Other, Net	22.2	17.4	34.4
Net Cash Provided by Operating Activities	395.9	191.8	79.5
INVESTING ACTIVITIES			
Sales and Maturities of Fixed Maturities	1,345.6	1,035.9	867.0
Purchases of Fixed Maturities	(1,349.8)	(1,187.3)	(970.6)
Sales of Equity Securities	15.8	41.2	392.4
Purchases of Equity Securities	(114.5)	(122.7)	–
Sale of Litton Common Stock, Net	–	171.8	–
Repayments of Consumer Finance Receivables	426.6	397.4	359.3
Acquisitions of Consumer Finance Receivables	(572.7)	(468.4)	(472.8)
Change in Short-term Investments	8.5	(228.7)	(219.9)
Acquisitions and Improvements of Investment Real Estate	(14.0)	(3.1)	(5.9)
Sales of Investment Real Estate	13.9	–	–
Change in Other Investments	(20.5)	(2.4)	(1.0)
Acquisition of Businesses, Net of Cash Acquired	(73.9)	–	–
Disposition of Businesses, Net of Cash Disposed	–	–	33.1
Other, Net	(24.1)	(2.1)	(8.4)
Net Cash Used by Investing Activities	(359.1)	(368.4)	(26.8)
FINANCING ACTIVITIES			
Investment Certificate and Savings Account Deposits	326.3	253.1	293.7
Investment Certificate and Savings Account Withdrawals	(216.1)	(209.0)	(199.1)
Universal Life and Annuity Receipts from Policyholders	8.5	8.9	11.9
Universal Life and Annuity Payments to Policyholders	(2.6)	(2.8)	(3.3)
Change in Liability for Funds Held for Securities on Loan	(172.5)	172.5	–
Notes Payable Proceeds	934.8	831.0	756.7
Notes Payable Payments	(812.8)	(756.2)	(693.5)
Cash Dividends Paid	(112.4)	(108.0)	(103.1)
Common Stock Repurchases	(9.4)	(26.6)	(122.3)
Other, Net	8.4	17.3	6.5
Net Cash Provided (Used) by Financing Activities	(47.8)	180.2	(52.5)
Increase (Decrease) in Cash	(11.0)	3.6	0.2
Cash, Beginning of Year	27.9	24.3	24.1
Cash, End of Year	$ 16.9	$ 27.9	$ 24.3

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

[Dollars and Shares in Millions, Except Per Share Amounts]	NUMBER OF SHARES	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL SHAREHOLDERS' EQUITY
	FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000					
BALANCE, DECEMBER 31, 1999	71.0	$ 7.1	$ 439.6	$ 1,280.1	$ (9.8)	$ 1,717.0
Net Income	–	–	–	91.0	–	91.0
Other Comprehensive Income (NOTE 12)	–	–	–	–	111.4	111.4
Total Comprehensive Income						202.4
Dividends to Shareholders: Cash ($1.50 per share)	–	–	–	(103.1)	–	(103.1)
Repurchases of Common Stock	(3.6)	(0.3)	(22.3)	(99.7)	–	(122.3)
Exercise of Stock Options, Net of Shares Exchanged (NOTE 10)	0.2	–	25.3	(18.1)	–	7.2
BALANCE, DECEMBER 31, 2000	67.6	$ 6.8	$ 442.6	$ 1,150.2	$ 101.6	$ 1,701.2
Net Income	–	–	–	380.9	–	380.9
Other Comprehensive Income (NOTE 12)	–	–	–	–	88.7	88.7
Total Comprehensive Income						469.6
Dividends to Shareholders: Cash ($1.60 per share)	–	–	–	(108.0)	–	(108.0)
Spin-off of Curtiss-Wright at Book Value ($2.04 per share) (NOTE 5)	–	–	–	(137.8)	–	(137.8)
Repurchases of Common Stock	(0.7)	(0.1)	(4.9)	(21.6)	–	(26.6)
Exercise of Stock Options, Net of Shares Exchanged (NOTE 10)	0.6	–	51.1	(32.7)	–	18.4
BALANCE, DECEMBER 31, 2001	67.5	$ 6.7	$ 488.8	$ 1,231.0	$ 190.3	$ 1,916.8
Net Loss	–	–	–	(8.2)	–	(8.2)
Other Comprehensive Income (NOTE 12)	–	–	–	–	6.0	6.0
Total Comprehensive Loss						(2.2)
Dividends to Shareholders: Cash ($1.66 per share)	–	–	–	(112.4)	–	(112.4)
Repurchases of Common Stock	(0.3)	–	(2.2)	(7.2)	–	(9.4)
Exercise of Stock Options, Net of Shares Exchanged (NOTE 10)	0.4	0.1	26.3	(16.8)	–	9.6
BALANCE, DECEMBER 31, 2002	67.6	$ 6.8	$ 512.9	$ 1,086.4	$ 196.3	$ 1,802.4

The Notes to the Consolidated Financial Statements are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION AND SIGNIFICANT ESTIMATES

The Consolidated Financial Statements included herein have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"), which differ from statutory insurance accounting practices, and include the accounts of Unitrin, Inc. and its subsidiaries ("Unitrin" or the "Company"). All significant intercompany accounts and transactions have been eliminated. Certain amounts for prior years have been reclassified to conform to the current year's presentation.

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" (See Note 2 to the Consolidated Financial Statements). During the first quarter of 2002, the Company tested Goodwill on the date of adoption for impairment and determined that Goodwill was recoverable under the provisions of SFAS No. 142.

The pro forma effects as if the Company had applied the provisions of SFAS No. 142 to the periods prior to the date of adoption that are presented in these financial statements were:

[Dollars in Millions, Except Per Share Amounts]	2001	2000
Net Income as Reported	$ 380.9	$ 91.0
Amortization of Goodwill, Net of Tax	7.3	7.4
Pro Forma Net Income	$ 388.2	$ 98.4
Per Share:		
Net Income as Reported	$ 5.64	$ 1.32
Amortization of Goodwill, Net of Tax	0.11	0.11
Pro Forma Net Income Per Share	$ 5.75	$ 1.43
Per Share Assuming Dilution:		
Net Income as Reported	$ 5.60	$ 1.32
Amortization of Goodwill, Net of Tax	0.11	0.11
Pro Forma Net Income Per Share Assuming Dilution	$ 5.71	$ 1.43

In connection with the adoption of SFAS No. 142, in the first quarter of 2002, the Company revised the management reporting of its segment results to exclude amortization of Goodwill from its previously reported Operating Segments (See Note 17 to the Consolidated Financial Statements).

The preparation of financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

The fair values of Investments in Fixed Maturities, Investments in Equity Securities and Senior Notes are estimated using quoted market prices where available. For securities not actively traded, fair values were estimated using values obtained from independent pricing services or broker dealers. The fair values of the Company's Investment in Investee and Investments in Northrop Grumman Corporation ("Northrop") Preferred Stock and Northrop Common Stock are based upon quoted market prices. The fair value of Consumer Finance Receivables is estimated by discounting the future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and the same remaining maturities. The fair values of Investment Certificates and Savings Accounts have been estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities. The carrying amounts reported in the Consolidated Balance Sheets approximate fair value for Cash, Short-term Investments, Notes Payable under Revolving Credit Agreement and certain other assets and other liabilities because of their short-term nature.

The actual value at which such financial instruments could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

The Reserve for Loan Losses is estimated using the Company's estimate of ultimate charge-offs and recoveries of loans based on past experience adjusted for current economic conditions. Such charge-offs and recoveries emerge over a period of several years. Accordingly, the Company's actual ultimate net charge-off could differ from the Company's estimate due to a variety of factors including, but not limited to, future economic conditions, timing of charge-offs and recoveries, value of collateral and changes in the overall credit quality of the loan portfolio.

The process of estimating and establishing reserves for losses and loss adjustment expenses for property and casualty insurance is inherently uncertain and the actual ultimate net cost of a claim may vary materially from the estimated amount reserved. The reserving process is particularly imprecise for claims involving asbestos, environmental, toxic mold, construction defect and other emerging and/or long-tailed exposures which may not be discovered or reported until several years after the insurance policy period has ended. Management considers a variety of factors, including, but not limited to, past claims experience, current claim

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BASIS OF PRESENTATION AND SIGNIFICANT ESTIMATES [CONTINUED]

trends and relevant legal, economic and social conditions, in estimating reserves. A change in any one or more factors is likely to result in the ultimate net claim cost to differ from the estimated reserve. Such changes in estimates may be material.

Due to the length of insurance contracts and the risks involved, the process of estimating future benefits under life insurance contracts is inherently uncertain. Reserves for future benefits under life insurance contracts are estimated using a variety of factors including, but not limited to, expected mortality, interest and withdrawal rates. Actual mortality, interest and withdrawal rates are likely to differ from expected rates and, accordingly, the timing and amount of actual cash flows for any given period are likely to differ from the timing and amount of expected cash flows.

The process of determining whether or not an asset is impaired or recoverable may rely on projections of future cash flows, operating results, and market conditions. Projections are inherently uncertain and, accordingly, actual future cash flows may differ from projected cash flows. As a result, the Company's assessment of the impairment of long-lived assets or the recoverability of assets such as Goodwill and Deferred Policy Acquisition Costs is susceptible to the risk inherent in making such projections.

NOTE 2. SUMMARY OF ACCOUNTING POLICIES

Investments Other Than Investees

Investments in Fixed Maturities include bonds, notes and redemptive preferred stocks at fair value and are classified as available for sale. Investments in Equity Securities include common and non-redemptive preferred stocks at fair value and are classified as available for sale. Unrealized appreciation or depreciation, net of applicable deferred income taxes, on Fixed Maturities and Equity Securities is included in Shareholders' Equity. Short-term Investments include fixed maturities which mature within one year from the date of purchase, money market mutual funds and repurchase agreements at cost, which approximates fair value. Other Investments primarily include loans to policyholders, real estate, and mortgage loans and are carried at cost or unpaid principal balance. Gains and losses on sales of investments and losses arising from other than temporary declines in fair value are computed on the specific identification method and are reflected in the Consolidated Statement of Income in the period in which the decline was determined to be other than temporary.

Investments in Investees

Investments in Investees are accounted for by the equity method in the accompanying financial statements. The Company's voting percentage and share of earnings or losses of each investee or former investee company are determined using the most recent and sufficiently timely publicly-available audited financial statements, subsequent unaudited interim reports and other publicly-available information which generally results in a two- or three-month-delay basis depending on the investee being reported. The Company recognizes into income its equity share of changes in an investee's reported net assets resulting from an investee's issuance of stock that is not part of a broader corporate reorganization.

Other Than Temporary Declines in Fair Value

The Company regularly reviews its investment portfolio for factors that may indicate that a decline in fair value of an investment is other than temporary. Some factors considered in evaluating whether or not a decline in fair value is other than temporary include: 1) the Company's ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value; 2) the duration and extent to which the fair value has been less than cost; and 3) the financial condition and prospects of the issuer.

Consumer Finance Receivables

Consumer Finance Receivables consists primarily of loans to residents of California and other western states which are secured by automobiles and is stated net of unearned discount, loan fees and reserve for loan losses. Unearned discount arises when the loan amount includes unearned precomputed interest. The Reserve for Loan Losses is maintained at a level which considers such factors as actual and expected loan loss experience and economic conditions to provide for estimated loan losses.

Deferred Policy Acquisition Costs

Costs directly associated with the acquisition of new business, principally commissions and certain premium taxes and policy issuance costs, are deferred. Costs deferred on property and casualty insurance products and health insurance products are amortized over the term of the related policies. Costs deferred on traditional life insurance products are primarily amortized over the anticipated premium-paying period of the related policies in proportion to the ratio of the annual premiums to the total premiums anticipated, which is estimated using the same assumptions used in calculating policy reserves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF ACCOUNTING POLICIES [CONTINUED]

Deferred Policy Acquisition Costs [continued]

The Company accounts for the present value of the future profits embedded in insurance in force acquired ("VIF") based upon actuarial estimates of the present value of estimated net cash flows. VIF is classified as Deferred Policy Acquisition Costs in these financial statements. VIF is amortized using the effective interest method using interest rates consistent with the rates in the underlying insurance contracts. The Company estimates that it will record VIF amortization, net of interest, of $5.1 million, $4.6 million, $4.1 million, $3.7 million and $3.3 million in each of the next five years.

Goodwill

Effective January 1, 2002, the Company accounts for Goodwill pursuant to the provisions of SFAS No. 142. Accordingly, Goodwill is not amortized, but rather tested annually for recoverability. The Company tests Goodwill in the first quarter of its fiscal year. (See Note 1 to the Consolidated Financial Statements and "Accounting Changes" below in this Note 2 to the Consolidated Financial Statements). Prior to January 1, 2002, Goodwill relating to acquisitions on or after November 1, 1970, was amortized ratably over periods ranging from twenty to forty years. Amortization of Goodwill was $8.7 million and $8.8 million for the years ended December 31, 2001 and 2000, respectively. Goodwill relating to acquisitions prior to November 1, 1970, was not amortized.

Impairment of Long-Lived Assets

The Company accounts for the impairment of long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (See "Accounting Changes" below in this Note 2 to the Consolidated Financial Statements).

Insurance Reserves

Reserves for losses and loss adjustment expenses on property and casualty coverage represent the estimated claim cost and loss adjustment expense necessary to cover the ultimate net cost of investigating and settling all losses incurred and unpaid. Such estimates are based on individual case estimates for reported claims and estimates for incurred but not reported losses. These estimates are adjusted in the aggregate for ultimate loss expectations based on historical experience patterns and current economic trends, with any change in the probable ultimate liabilities being reflected in the Consolidated Statement of Income in the period of change. Such changes in estimates may be material.

For traditional life insurance products, the reserves for future policy benefits are primarily estimated on the net level premium method based on expected mortality, interest and withdrawal rates, including provisions for adverse mortality. These assumptions vary by such characteristics as plan, age at issue and policy duration. Mortality assumptions reflect the Company's historical experience and industry standards. Interest rate assumptions principally range from 3.0 percent to 7.0 percent. Withdrawal assumptions are based on actual and industry experience. Benefit reserves for universal life-type products represent policy account balances before applicable surrender charges.

Recognition of Premium Revenues and Related Expenses

Property and casualty insurance and health insurance premiums are recognized ratably over the periods to which the premiums relate. Insurance Claims and Policyholders' Benefits include provisions for reported claims, estimates for claims incurred but not reported and loss adjustment expenses.

Traditional life insurance premiums are recognized as revenue when due. Policyholders' benefits are associated with related premiums to result in recognition of profits over the periods that the benefits are provided.

Premium revenues for universal life-type products consist of charges for the cost of insurance, policy administration and policy surrenders that have been assessed against policy account balances during the period. Benefit payments in excess of policy account balances are expensed.

Reinsurance

In the normal course of business, the Company's insurance subsidiaries reinsure certain risks above certain retention levels with other insurance enterprises. Amounts recoverable from reinsurers for benefits and losses for which the Company's insurance subsidiaries have not been relieved of their legal obligations to the policyholder are included in Other Receivables.

Gains related to long-duration reinsurance contracts are deferred and amortized over the life of the underlying reinsured policies. Losses related to long-duration reinsurance contracts are recognized immediately. Any gain or loss associated with reinsurance agreements for which the Company's insurance subsidiaries have been legally relieved of their obligations to the policyholder is recognized in the period of relief.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF ACCOUNTING POLICIES [CONTINUED]

Consumer Finance Revenues and Expenses

Consumer Finance Revenues include interest on Consumer Finance Receivables and Net Investment Income on Investments in Fixed Maturities made by the Company's Consumer Finance Operations. Interest income on Consumer Finance Receivables is recorded as interest is earned, using the effective yield method. Net Investment Income included in Consumer Finance Revenues was $7.2 million, $8.5 million and $8.3 million in 2002, 2001 and 2000, respectively.

Consumer Finance Expenses include Interest Expense on Investment Certificates and Savings Accounts, Provisions for Loan Losses and General and Administrative Expenses. Interest Expense on Investment Certificates and Savings Accounts is recorded using the effective yield method.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is enacted.

Stock-Based Compensation

At December 31, 2002, the Company had four stock-based compensation plans, which are more fully described in Note 10 to the Consolidated Financial Statements. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Except for modifications made in accordance with the provisions for an equity restructuring under Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 44, "Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB Opinion No. 25," and a modification made in 2002 to options for 51,282 common shares, the Company has not issued stock options or made modifications to existing stock options where the exercise price is less than the market value of the Company's common stock on the date of grant or modification. Compensation expense of $0.3 million was recognized for the year ended December 31, 2002 in connection with the 2002 modification. Under the provisions of FIN 44, no compensation expense was required to be recognized for the equity restructuring, related to the spin-off of Curtiss-Wright Corporation ("Curtiss-Wright") in 2001.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation for the years ended December 31, 2002, 2001 and 2000:

[Dollars in Millions, Except Per Share Amounts]	2002	2001	2000
Net Income (Loss), As Reported	$ (8.2)	$ 380.9	$ 91.0
Add: Stock-Based Employee Compensation Expense Included in Reported Net Income, Net of Related Tax Effects	0.2	–	–
Deduct: Total Stock-Based Employee Compensation Expense Determined under Fair Value Based Method for All Awards, Net of Related Tax Effects	6.2	6.0	7.0
Pro Forma Net Income (Loss)	$ (14.2)	$ 374.9	$ 84.0
Net Income (Loss) Per Share:			
Basic — As Reported	$ (0.12)	$ 5.64	$ 1.32
Basic — Pro Forma	$ (0.21)	$ 5.55	$ 1.22
Diluted — As Reported	$ (0.12)	$ 5.60	$ 1.32
Diluted — Pro Forma	$ (0.21)	$ 5.51	$ 1.22

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF ACCOUNTING POLICIES [CONTINUED]

Accounting Changes

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force ("EITF") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. On July 1, 2002, the Company adopted the provisions of SFAS No. 146 prospectively. The initial adoption of SFAS No. 146 did not have an impact on the Company's consolidated financial statements.

In October 2002, FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." SFAS No. 147 provides guidance on the accounting for the acquisition of a financial institution, and applies to all acquisitions of financial institutions except those between two or more mutual enterprises and is effective October 1, 2002. Pursuant to the provisions of SFAS No. 147, the specialized accounting guidance specified in paragraph 5 of SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," will not apply after September 30, 2002. The adoption of SFAS No. 147 did not have an impact on the Company's consolidated financial statements.

In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years ending after December 15, 2002 for annual statements and for interim periods ending after December 15, 2002 for interim financial reports. The Company has adopted the disclosure requirements of SFAS No. 148 in these consolidated financial statements, but has not determined whether or not it will voluntarily adopt SFAS No. 123 and the related transition alternatives pursuant to SFAS No. 148.

In July 2001, FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that all business combinations be accounted for under the purchase method of accounting. SFAS No. 141 also changes the criteria for the separate recognition of intangible assets acquired in a business combination. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001.

In July 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses accounting and reporting for intangible assets acquired, except for those acquired in a business combination. SFAS No. 142 presumes that goodwill and certain intangible assets have indefinite useful lives. Accordingly, goodwill and certain intangibles will not be amortized but rather will be tested at least annually for impairment. SFAS No. 142 also addresses accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. On January 1, 2002, the Company adopted SFAS No. 142. During the first quarter of 2002, the Company tested Goodwill on the date of adoption for impairment and determined that Goodwill was recoverable under the provisions of SFAS No. 142 (See Note 1 to the Consolidated Financial Statements).

In August 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to all entities and applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 also amends SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies." SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company expects that the initial application of SFAS No. 143 will not have an impact on its consolidated financial statements.

In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The statement is intended to develop one accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale and to address significant implementation issues. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. On January 1, 2002, the Company adopted the provisions of SFAS No. 144. The initial adoption of SFAS No. 144 did not have an impact on the Company's consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2. SUMMARY OF ACCOUNTING POLICIES [CONTINUED]

In June 2000, FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133." SFAS No. 138 addresses a limited number of implementation issues related to SFAS No. 133 "Accounting for Derivative Instruments and for Hedging Activities." SFAS No. 133 requires all derivatives to be recorded on the balance sheet at fair value and establishes "special accounting" for the following three different types of hedges: hedges of changes in the fair value of assets, liabilities or firm commitments; hedges of the variable cash flows of forecasted transactions; and hedges of foreign currency exposures of net investments in foreign operations. In June 1999, FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date of SFAS No. 133 to years beginning after June 15, 2000, with earlier adoption permitted. Accordingly, SFAS No. 133 is effective for years beginning after June 15, 2000. Effective January 1, 2001, the Company adopted the provisions of SFAS Nos. 133 and 138. There was no effect of adoption on the Company's consolidated financial statements.

On March 31, 2000, FASB issued FIN 44, "Accounting for Certain Transactions involving Stock Compensation — an interpretation of APB Opinion No. 25." FIN 44 provides guidance for issues that have arisen in applying APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company's initial implementation of the provisions of FIN 44 had no impact on the Company's consolidated financial statements.

Effective January 1, 1999, the Company prospectively adopted Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP No. 98-1 requires the Company to capitalize qualifying computer software costs incurred during the application development stage. Due to the termination of a software development project in 2000, the Company wrote-off certain costs previously capitalized under SOP No. 98-1. Accordingly, Interest and Other Expense for the year ended December 31, 2000 includes a pre-tax charge of $12.3 million related to the write-off.

NOTE 3. ACQUISITIONS AND DIVESTITURES OF BUSINESSES

On June 28, 2002, the Company closed its acquisition of the personal lines property and casualty insurance business of the Kemper Insurance Companies ("KIC") in a cash transaction. The Individual and Family Group business unit acquired from KIC, referred to herein as "Kemper Auto and Home" or "KAH," specializes in the sale of personal automobile and homeowners' insurance through independent agents. The acquisition includes the purchase of the assets of Kemper Auto and Home, but all pre-acquisition liabilities of Kemper Auto and Home, including policy reserves and unearned premium reserves, are excluded and remain with KIC. In connection with the acquisition, the Company also acquired the stock of KIC's direct distribution personal lines subsidiaries ("Kemper Direct"), which sell personal automobile insurance to consumers over the Internet. Pursuant to the provisions of the stock acquisition agreement between the Company and KIC, the Company is indemnified for 90% of any adverse loss reserve development for policy losses incurred by Kemper Direct prior to the acquisition date while KIC is entitled to 90% of any favorable loss reserve development on such policy losses.

The purchase price is $42.3 million (the "Determinable Purchase Price Component"), plus 1% of premiums written over a three-year period beginning January 1, 2003 (the "Variable Purchase Price Component"). Due to the nature of the Variable Purchase Price Component, the Company cannot reasonably determine the contingent consideration that will be paid. Accordingly, pursuant to the provisions of SFAS No. 141, the Variable Purchase Price Component has not been recorded in these financial statements, but will be reflected as a cost of the acquisition when such determination can be reasonably made.

As further consideration, KIC will be eligible for performance bonuses if the business meets certain loss ratio criteria over the same three years. Such performance bonuses will be expensed as incurred and will be calculated, treating each year in the three-year period beginning January 1, 2003 as a discrete period. KIC will be paid a bonus equal to 0.75% of earned premium for the year under consideration if the loss and loss adjustment expense ratio does not exceed 74%. For each one percentage point decrease from 74%, KIC will be paid an additional bonus equal to 0.75% of earned premium, up to a total maximum bonus equal to 5.25% of earned premium. No bonus will be paid if the loss and loss adjustment expense ratio exceeds 74%.

KIC retained all liabilities for policies issued by Kemper Auto and Home prior to the closing, while Trinity Universal Insurance Company ("Trinity"), a subsidiary of Unitrin, is entitled to premiums written for substantially all policies issued or renewed by Kemper Auto and Home after the closing and is liable for losses and expenses incurred thereon. For policies issued by Kemper Direct prior to the acquisition date, the Company is liable for policy losses incurred thereon, subject to the loss indemnification described above, and is liable for unearned premiums as of the acquisition date. Kemper Auto and Home's and Kemper Direct's personal lines net written premiums were approximately $700 million in 2001. In addition, the Company is administering on behalf of KIC all policies issued prior to the closing and certain policies issued or renewed after the closing, but excluded from the acquisition (the "KIC Run-off"). From the date of acquisition to December 31, 2002, the Company recorded revenues of $31.9 million reflected as Other Income related to the administration of the KIC Run-off.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. ACQUISITIONS AND DIVESTITURES OF BUSINESSES [CONTINUED]

At the acquisition date, Unitrin's property and casualty insurance subsidiaries were not licensed in all the states where the KAH business is written nor were certain computer and data processing modifications completed to allow for the migration of the KAH business to the Company's property and casualty insurance subsidiaries. Accordingly, Trinity and KIC entered into a quota share reinsurance agreement whereby Trinity assumed 100% of the KAH business written or renewed by KIC after the acquisition date in order to provide a transitional period for Unitrin's property and casualty insurance subsidiaries to obtain licenses in the necessary states and other insurance regulatory authorizations and to complete the required computer and data processing modifications. The Company anticipates that its property and casualty insurance subsidiaries will begin directly issuing insurance policies for new business in certain states beginning in the first quarter of 2003 and will begin issuing renewal insurance policies mid-year 2003. Accordingly, the Company anticipates that the migration of the KAH business to the Company's property and casualty insurance subsidiaries will be substantially completed no earlier than the end of 2004.

In December 2002, A. M. Best & Co., the principal insurance company rating agency, lowered its rating for KIC from "A-" (excellent) to "B+" (very good). While the rating action on KIC did not have an impact on Unitrin's property and casualty insurance subsidiaries' "A" (excellent) ratings from A. M. Best & Co., it may adversely impact the willingness of independent agents to renew their customers' insurance policies with KIC, even though they are reinsured by Trinity. In particular, homeowners' insurance is ratings-sensitive due to minimum rating standards imposed by some residential mortgage lenders. Should KIC suffer further downgrades, these effects could be magnified.

Accordingly, the Company is implementing some plans in an effort to preserve agent relationships and enhance the prospects for an orderly transition of the KAH business to Unitrin's property and casualty insurance subsidiaries. In connection with such plans, Unitrin acquired two inactive, or "shell," insurance companies with insurance licenses in many of the required states from SCOR Reinsurance Company on December 31, 2002. The Company is also continuing to pursue necessary state licenses and other insurance regulatory authorizations, which may or may not include the acquisition of additional shell insurance companies.

In addition, on January 8, 2003, Trinity and KIC amended the quota share reinsurance agreement between the parties to provide for a "cut-through" provision whereby Trinity will be required to pay claims directly to reinsured policyholders (or their mortgagees or loss payees, as the case may be) who have been issued new or renewal policies on or about July 1, 2002, in the event that KIC becomes insolvent. In accordance with the amendment, Trinity's liability under the reinsurance would be reduced by such payments made directly by Trinity to claimants. The Company cannot presently predict what impact these plans to preserve the KAH business will ultimately have on the ability of the Company to write the KAH business, nor can the Company predict what impact these developments will ultimately have on the contingent purchase price or performance bonuses described above.

The Company manages KAH as a separate business unit, and accordingly, reports the operating results as a separate operating segment referred to as Kemper Auto and Home. The Company is combining the operations of Kemper Direct with its Unitrin Direct operations and manages the combined operations as a separate business unit. Accordingly, the operating results of the combined operations are reported as a separate operating segment referred to as Unitrin Direct Sales.

On December 31, 2002, Unitrin completed the acquisition of two inactive, or "shell," insurance companies, General Security Insurance Company and General Security Property and Casualty Company (the "SCOR Companies"), from SCOR Reinsurance Company in a cash transaction for a total purchase price of approximately $31.6 million. The results of the SCOR Companies are included in Unitrin's results from the date of the acquisition. The seller is responsible for liabilities of the SCOR Companies incurred prior to the acquisition. The Company will rename the SCOR Companies as Unitrin Auto and Home Insurance Company ("UAHIC") and Unitrin Preferred Insurance Company ("UPIC"). UAHIC is licensed in 44 states and the District of Columbia. UPIC is licensed in 20 states and the District of Columbia. The cost in excess of the fair value of the tangible assets acquired is being allocated to the fair value of the licenses acquired. UAHIC and UPIC will be used in the Company's Kemper Auto and Home segment.

Based on the Company's allocation of the purchase prices, assets acquired and liabilities assumed were:

[Dollars in Millions]	KAH	KEMPER DIRECT	SCOR	TOTAL
Investments	$ –	$ 58.0	$ 21.6	$ 79.6
Other Receivables	–	26.5	–	26.5
Value of Licenses Acquired	–	–	10.0	10.0
Other Assets	18.7	1.9	0.1	20.7
Insurance Reserves	–	(27.6)	–	(27.6)
Unearned Premiums	–	(34.8)	–	(34.8)
Accrued and Deferred Income Taxes	–	0.4	–	0.4
Accrued Expenses and Other Liabilities	–	(0.8)	(0.1)	(0.9)
Total Purchase Price	$ 18.7	$ 23.6	$ 31.6	$ 73.9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. ACQUISITIONS AND DIVESTITURES OF BUSINESSES [CONTINUED]

On March 1, 2000, Valley Insurance Company ("VIC"), a subsidiary of Trinity, completed the sale of its subsidiary, Mountain Valley Indemnity Company ("MVIC"), to Motor Club of America for $7.5 million in cash. No gain or loss was recorded in connection with the sale. The Company's results in 2000 included Premiums of $3.3 million and a pre-tax Operating Loss of $3.3 million attributable to MVIC.

On July 26, 2000, United Insurance Company of America ("United") completed the sale of United's subsidiary, The Pyramid Life Insurance Company ("Pyramid") to Ceres Group, Inc. ("Ceres") for $7.5 million worth of convertible voting preferred stock of Ceres plus $60 million in cash, less an adjustment for a $25.0 million cash dividend paid by Pyramid immediately prior to closing. In December 2001, Ceres repurchased the preferred stock from United. Net Realized Investment Gains (Losses) for the year ended December 31, 2001 includes a loss of $3.2 million due to the repurchase. Net Realized Investment Gains (Losses) for the year ended December 31, 2000 includes a gain of $4.7 million, related to the sale of Pyramid. Premiums for Pyramid included in the Company's results in 2000 and 1999 were $37.9 million and $63.6 million, respectively.

NOTE 4. INVESTMENTS OTHER THAN INVESTEES

The amortized cost and estimated fair values of the Company's Investments in Fixed Maturities at December 31, 2002 were:

[Dollars in Millions]	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. Government and Government Agencies and Authorities	$ 1,260.4	$ 37.9	$ –	$ 1,298.3
States, Municipalities and Political Subdivisions	608.2	22.3	(0.7)	629.8
Corporate Securities:				
Bonds and Notes	957.4	78.8	(4.6)	1,031.6
Redemptive Preferred Stocks	61.7	4.0	(2.4)	63.3
Investments in Fixed Maturities	$ 2,887.7	$ 143.0	$ (7.7)	$ 3,023.0

The amortized cost and estimated fair values of the Company's Investments in Fixed Maturities at December 31, 2001 were:

[Dollars in Millions]	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
U.S. Government and Government Agencies and Authorities	$ 1,567.9	$ 28.8	$ (3.9)	$ 1,592.8
States, Municipalities and Political Subdivisions	227.5	2.0	(2.2)	227.3
Corporate Securities:				
Bonds and Notes	991.7	36.3	(12.9)	1,015.1
Redemptive Preferred Stocks	89.1	4.6	(2.5)	91.2
Investments in Fixed Maturities	$ 2,876.2	$ 71.7	$ (21.5)	$ 2,926.4

The amortized cost and estimated fair values of the Company's Investments in Fixed Maturities at December 31, 2002 by contractual maturity were:

[Dollars in Millions]	AMORTIZED COST	FAIR VALUE
Due in One Year or Less	$ 236.1	$ 239.6
Due after One Year to Five Years	748.3	781.7
Due after Five Years to Fifteen Years	708.4	750.9
Due after Fifteen Years	1,135.9	1,189.7
Asset-Backed Securities Not Due at a Single Maturity Date	59.0	61.1
Total Investments in Fixed Maturities	$ 2,887.7	$ 3,023.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4. INVESTMENTS OTHER THAN INVESTEES [CONTINUED]

The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations with or without call or prepayment penalties.

In 2001, the Company received shares of Northrop common and preferred stock as a result of the acquisition of the Company's former investee, Litton Industries, Inc. ("Litton"), by Northrop Grumman Corporation ("Northrop") (See Note 5 to the Consolidated Financial Statements). Cost, unrealized gains and fair values of these securities at December 31, 2002 and 2001 were:

[Dollars in Millions]	2002 COST	2002 UNREALIZED GAINS	2002 FAIR VALUE	2001 COST	2001 UNREALIZED GAINS	2001 FAIR VALUE
Northrop Common Stock	$ 661.5	$ 82.1	$ 743.6	$ 661.5	$ 111.2	$ 772.7
Northrop Preferred Stock	177.5	41.4	218.9	177.5	42.6	220.1
Total	$ 839.0	$ 123.5	$ 962.5	$ 839.0	$ 153.8	$ 992.8

At December 31, 2002, gross unrealized gains and gross unrealized losses on Other Equity Securities were:

[Dollars in Millions]	COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Common Stocks	$ 286.9	$ 78.0	$ (31.2)	$ 333.7
Preferred Stocks	97.6	3.1	(2.6)	98.1
Total	$ 384.5	$ 81.1	$ (33.8)	$ 431.8

At December 31, 2001, gross unrealized gains and gross unrealized losses on Other Equity Securities were:

[Dollars in Millions]	COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED LOSSES	FAIR VALUE
Common Stocks	$ 210.7	$ 101.2	$ (7.2)	$ 304.7
Preferred Stocks	89.6	2.9	(2.6)	89.9
Total	$ 300.3	$ 104.1	$ (9.8)	$ 394.6

Some of the Company's subsidiaries are parties to securities lending agreements whereby unrelated parties, primarily large brokerage firms, borrow securities from the subsidiaries' accounts. Borrowers of these securities must deposit cash collateral with the subsidiaries equal to 102% of the fair value of the securities loaned. The subsidiaries continue to receive the interest on loaned securities as beneficial owners, and accordingly, the loaned securities are included in Fixed Maturities. The amount of collateral received is invested in short-term securities, and is included in these financial statements as Short-term Investments with a corresponding Liability for Funds Held for Securities on Loan included in Accrued Expenses and Other Liabilities. No securities were on loan at December 31, 2002. At December 31, 2001, the fair value of collateral held was $172.5 million.

NOTE 5. INVESTMENTS IN INVESTEES

The Company's investment in the common stock of UNOVA, Inc. ("UNOVA") is accounted for under the equity method of accounting and reflected as Investment in Investee in the Company's Consolidated Balance Sheets. The carrying value, fair value and approximate voting percentage, based on the most recent publicly-available data, for its Investment in Investee at December 31, 2002 and 2001 were:

[Dollars in Millions]	2002	2001
Carrying Value	$ 64.9	$ 65.4
Fair Value	$ 75.9	$ 73.4
Approximate Voting Percentage	21.7%	21.9%

The Company's equity in the reported net assets of UNOVA exceeded its carrying value of its investment in UNOVA by approximately $29.2 million at December 31, 2002, due primarily to an adjustment recorded in the third quarter of 2000 to reduce the carrying value of the Company's investment to its then estimated realizable value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. INVESTMENTS IN INVESTEES [CONTINUED]

In April 2001, Northrop completed its acquisition of Litton. Prior to the Northrop-Litton transaction, Unitrin and its subsidiaries owned approximately 12.7 million shares or 28% of Litton's outstanding common stock. Unitrin and its subsidiaries tendered all of their shares of Litton common stock to Northrop. In exchange for their holdings of Litton common stock, Unitrin and its subsidiaries received approximately 1.8 million shares of Northrop Series B convertible preferred stock and approximately 7.7 million shares of Northrop common stock in a tax-free exchange. In addition to receiving the Northrop preferred and common stock, Unitrin and its subsidiaries received cash of $171.8 million, net of transaction costs. In the second quarter of 2001, the Company recognized a pre-tax accounting gain of $562.1 million and an after-tax accounting gain of $362.4 million, or $5.37 per common share related to this transaction.

Prior to Northrop's acquisition of Litton, Unitrin accounted for its investment in Litton under the equity method of accounting. As a result of the Northrop-Litton transaction, Unitrin's ownership percentage in the combined company fell below 20%, and accordingly, Unitrin does not apply the equity method of accounting to its investments in Northrop.

In November 2001, Unitrin spun off its 44% equity ownership interest in Curtiss-Wright in a tax-free distribution to Unitrin's shareholders. In connection with the spin-off, all of the 4.4 million Curtiss-Wright shares held by Unitrin were exchanged for 4.4 million shares of a new Class B common stock of Curtiss-Wright that is entitled to elect at least 80% of the Board of Directors of Curtiss-Wright but is otherwise substantially identical to Curtiss-Wright's existing common stock. The Curtiss-Wright Class B common stock was distributed pro ratably to shareholders of Unitrin. All of the other outstanding shares of Curtiss-Wright common stock remained outstanding and are entitled to elect approximately 20% of the Board of Directors of Curtiss-Wright.

The distribution has been accounted for as a spin-off and, accordingly, Retained Earnings was reduced by the carrying value of the Company's investment in Curtiss-Wright, or $137.8 million ($2.04 per Unitrin common share) in 2001. The aggregate fair value of the shares of Curtiss-Wright Class B common stock distributed to Unitrin shareholders was approximately $196.1 million ($2.91 per Unitrin common share) at the time of the spin-off. Net Realized Investment Gains (Losses) for the years ended December 31, 2001 and 2000 includes losses of $4.5 million and $0.7 million, respectively, for certain transaction costs related to the spin-off. Equity in Net Income of Investees for the year ended December 31, 2001 includes a tax benefit of $8.8 million to reduce the Company's estimate of taxes on the cumulative undistributed earnings of Curtiss-Wright under the equity method of accounting.

Equity in Net Income (Loss) of Investees for each of the Company's investee or former investee companies for the years ended December 31, 2002, 2001 and 2000 was:

[Dollars in Millions]	2002	2001	2000
Curtiss-Wright Corporation	$ –	$ 20.5	$ 11.8
Litton Industries, Inc.	–	8.8	38.2
UNOVA, Inc.	(1.9)	(0.6)	(56.8)
Equity in Net Income (Loss) of Investees	$ (1.9)	$ 28.7	$ (6.8)

On June 20, 2000, the fair value of Unitrin's investment in UNOVA declined below Unitrin's carrying value of its investment in UNOVA. During the third quarter of 2000, Unitrin determined that the decline in the fair value of its investment in UNOVA was other than temporary under applicable accounting standards. Accordingly, Unitrin recorded an after-tax loss of $60.7 million to reduce the carrying value of its investment in UNOVA to its then current estimated realizable value. The loss has been allocated to Unitrin's proportionate share of UNOVA's non-current assets. Accordingly, Unitrin's reported equity in the net income of UNOVA differs from Unitrin's proportionate share of UNOVA's reported results to the extent that such results include depreciation, amortization or other charges related to such non-current assets.

In July 2001, three of Unitrin's subsidiaries entered into a financing agreement whereby the subsidiaries and other unrelated parties became participants in a $75 million three-year term loan agreement with UNOVA. Under the agreement, the subsidiaries provided $31.5 million in funding to UNOVA. During 2002 and 2001, UNOVA repaid principal of $23.9 million and $0.8 million, respectively, to Unitrin's subsidiaries. At December 31, 2002, Investments in Fixed Maturities included $6.8 million representing Unitrin's subsidiaries' share of remaining unpaid principal under the agreement. UNOVA repaid the remaining principal in January 2003.

During 2001, two of Unitrin's subsidiaries purchased a portion of UNOVA's outstanding publicly-traded notes maturing in March 2005 with a total par value of $5.0 million. Unitrin's subsidiaries' investments in UNOVA's publicly-traded notes are included in Investments in Fixed Maturities at December 31, 2002 and 2001.

Amounts reported in Unitrin's 2001 and 2000 consolidated financial statements for Litton are based on amounts reported by Litton for the three-month period ended January 31, 2001 and the twelve-month period ended October 31, 2000. For the three months ended January 31, 2001, Litton reported total revenues of $1,344.9 million and net income of $49.7 million. For the twelve months ended October 31, 2000, Litton reported total revenues of $5,630.1 million and net income of $213.3 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. CONSUMER FINANCE RECEIVABLES AND INVESTMENT CERTIFICATES

Consumer Finance Receivables consists primarily of loans to residents of California and other western states which are secured by automobiles and is stated net of unearned discount, loan fees and reserve for loan losses.

The components of Consumer Finance Receivables at December 31, 2002 and 2001 were:

[Dollars in Millions]	2002	2001
Sales Contracts and Loans Receivables	$ 953.3	$ 841.7
Unearned Discounts and Deferred Fees	(77.9)	(83.6)
Reserve for Loan Losses	(45.1)	(35.0)
Consumer Finance Receivables	$ 830.3	$ 723.1

Activity in the Reserve for Loan Losses for the years ended December 31, 2002, 2001 and 2000 was:

[Dollars in Millions]	2002	2001	2000
Reserve for Loan Losses – Beginning of Year	$ 35.0	$ 36.0	$ 41.7
Provision for Loan Losses	39.1	29.2	27.0
Consumer Finance Receivables Charged-off	(62.3)	(59.7)	(52.2)
Consumer Finance Receivables Recovered	33.3	29.5	19.5
Reserve for Loan Losses – End of Year	$ 45.1	$ 35.0	$ 36.0

Total Consumer Finance Receivables greater than sixty days past due were $20.2 million and $18.0 million at December 31, 2002 and 2001, respectively.

Investment Certificates and Savings Accounts and their related interest rates at December 31, 2002 and 2001 were:

	2002			2001		
[Dollars in Millions]	Weighted Average Interest Rate	Range of Interest Rates	Amount	Weighted Average Interest Rate	Range of Interest Rates	Amount
Investment Certificates	4.11%	0.20–7.60%	$ 829.2	5.28%	1.00-7.60%	$ 702.0
Savings Accounts	0.05	0.05–0.05	28.4	1.47	0.20-1.90	45.5
Total	3.98%	0.05–7.60%	$ 857.6	5.04%	0.20-7.60%	$ 747.5

Investment Certificates are generally fixed in maturity. The contractual maturities of Investment Certificates at December 31, 2002 and 2001 were:

[Dollars in Millions]	2002	2001
Due in One Year or Less	$ 390.4	$ 441.4
Due after One Year to Three Years	206.4	168.6
Due after Three Years to Five Years	198.1	92.0
Due after Five Years	34.3	–
Total Investment Certificates	$ 829.2	$ 702.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7. PROPERTY AND CASUALTY INSURANCE RESERVES

Property and Casualty Insurance Reserve activity for the years ended December 31, 2002, 2001 and 2000 was:

[Dollars in Millions]	2002	2001	2000
Property and Casualty Insurance Reserves,			
Net of Reinsurance and Indemnification–Beginning of Year	$ 639.8	$ 507.0	$ 487.2
Acquired	27.6	–	–
Incurred related to:			
Current Year	1,002.4	820.4	652.3
Prior Years	82.3	58.8	(1.4)
Total Incurred	1,084.7	879.2	650.9
Paid related to:			
Current Year	527.2	473.1	402.6
Prior Years	341.5	273.3	228.5
Total Paid	868.7	746.4	631.1
Property and Casualty Insurance Reserves,			
Net of Reinsurance and Indemnification–End of Year	$ 883.4	$ 639.8	$ 507.0

Property and Casualty Insurance Reserves are estimated based on historical experience patterns and current economic trends. Actual loss experience and loss trends are likely to differ from these historical experience patterns and economic conditions. Loss experience and loss trends emerge over several years from the dates of loss inception. The Company monitors such emerging loss trends. Upon concluding, based on the data available, that an emerging loss trend will continue, the Company adjusts its property and casualty insurance reserves to reflect such trend. Changes in such estimates are included in the Consolidated Statement of Income in the period of change.

In 2002, the Company increased its property and casualty insurance reserves by $82.3 million to reflect adverse development of losses from prior accident years. The reserve increases reflect developing loss trends primarily related to construction defect, mold, automobile liability and product liability loss exposures in its commercial lines of business as well as personal automobile liability. In 2001, the Company increased its property and casualty insurance reserves by $58.8 million to reflect adverse development of losses from prior accident years.

The Company cannot predict whether or not losses will develop favorably or unfavorably from the amounts recorded in the Company's consolidated financial statements. However, the Company believes that such development will not have a material effect on the Company's consolidated financial position, but could have a material effect on the Company's consolidated financial results for a given period.

Reinsurance Recoverables were $41.5 million, $38.5 million and $26.9 million at December 31, 2002, 2001 and 2000, respectively.

Under the agreement governing the acquisition of Valley Group, Inc. ("VGI"), the Company is entitled to recover 90% of unfavorable development on VGI's pre-acquisition loss and loss adjustment expense reserves from the seller, White Mountains Insurance Group, Ltd. ("White Mountains") (formerly Fund American Enterprise Holdings, Inc.). Recovery is subject to a maximum limit of $50 million. Ninety percent of the unfavorable development exceeded the maximum recovery under the agreement and, accordingly, the recoverable at December 31, 2002 was recorded at the maximum limit. At December 31, 2001, the Company had a recoverable of $21.8 million recorded from White Mountains. The Company is required to deliver a final reserve report as of December 31, 2002 to White Mountains within 90 days of such date. White Mountains is required to make payment of the indicated deficiency within 30 days of receipt of the final reserve report unless it disagrees with such deficiency, in which case the matter would be submitted to a dispute resolution process provided in the agreement. Incurred losses are net of the estimated recovery in these consolidated financial statements.

NOTE 8. NOTES PAYABLE

On June 26, 2002, the Company commenced an initial public offering of its 5.75% senior notes due July 1, 2007 with an aggregate principal amount of $300 million (the "Senior Notes"). The Senior Notes are unsecured and may be redeemed in whole at any time or in part from time to time at the Company's option at specified redemption prices. On July 1, 2002, the Company issued the Senior Notes in exchange for proceeds of $296.8 million, net of transaction costs, for an effective yield of 5.99%. Proceeds were used to repay borrowings under the Company's former revolving credit agreement.

On August 30, 2002, the Company entered into a $360 million unsecured revolving credit agreement, expiring August 30, 2005, with a group of banks that provides for fixed and floating rate advances for periods of up to 180 days at various interest

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8. NOTES PAYABLE [CONTINUED]

rates. The agreement contains various financial covenants, including limits on total debt to total capitalization and minimum risk-based capital ratios for the Company's largest insurance subsidiaries. The proceeds from advances under the revolving credit agreement may be used for general corporate purposes, including repurchases of the Company's common stock. The new revolving credit agreement replaces the Company's former credit facility which was terminated on August 30, 2002.

At December 31, 2002, the Company had outstanding borrowings under the new revolving credit agreement of $80.0 million at a weighted-average interest rate of 1.40%. At December 31, 2001, the Company had outstanding borrowings under the former revolving credit agreement of $254.0 million, at a weighted-average interest rate of 2.44%. Other borrowings were $0.8 million at December 31, 2001. The Company paid total interest of $3.9 million, $9.5 million and $13.0 million in 2002, 2001 and 2000, respectively.

NOTE 9. SHAREHOLDERS' EQUITY

The Company is authorized to issue 20 million shares of $0.10 par value preferred stock and 100 million shares of $0.10 par value common stock. No preferred shares were issued or outstanding at December 31, 2002.

On August 3, 1994, the Board of Directors declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock of the Company, pursuant to a Shareholder Rights Plan. The description and terms of the rights are set forth in a Rights Agreement between the Company and the rights agent.

At December 31, 2002, there are approximately 3.6 million shares of the Company's outstanding common stock that can be repurchased under the outstanding repurchase authorization of the Company's Board of Directors. Common stock can be repurchased in open market or in privately negotiated transactions from time to time subject to market conditions and other factors. The Company has repurchased and retired approximately 54.6 million shares of its common stock in open market transactions at an aggregate cost of approximately $1.5 billion since 1990. Common Stock, Paid-in Capital and Retained Earnings have been reduced on a pro rata basis for the cost of the repurchased shares.

Various state insurance laws restrict the amount that an insurance subsidiary may pay in the form of dividends, loans or advances without the prior approval of regulatory authorities. Also, that portion of an insurance subsidiary's net equity which results from differences between statutory insurance accounting practices and GAAP would not be available for cash dividends, loans or advances. The Company's subsidiaries paid dividends of $671.1 million to the Company in 2002. In 2003, the Company's subsidiaries would be able to pay approximately $174 million in dividends to the Company without prior regulatory approval. Retained Earnings at December 31, 2002 also includes $37.7 million representing the undistributed earnings of investee.

The Company's insurance subsidiaries are required to file financial statements prepared on the basis of statutory insurance accounting practices which is a comprehensive basis of accounting other than GAAP. Estimated Statutory Capital and Surplus for the Company's Life and Health Insurance subsidiaries was $320 million and $831 million at December 31, 2002 and 2001, respectively. Estimated Statutory Capital and Surplus for the Company's Property and Casualty Insurance subsidiaries was $680 million and $792 million at December 31, 2002 and 2001, respectively. Effective January 1, 2001, the Company's insurance subsidiaries adopted certain statutory accounting changes resulting from the codification of statutory accounting principles. Statutory Capital and Surplus for the Company's Life and Health Insurance subsidiaries and Property and Casualty Insurance subsidiaries decreased by approximately $43 million and $184 million, respectively, due to effects of the statutory accounting changes. The Company's insurance subsidiaries have capacity to write additional premiums relative to statutory capital and surplus requirements. Estimated Statutory Net Income for the Company's Life and Health Insurance subsidiaries was approximately $38 million, $384 million and $91 million for 2002, 2001 and 2000, respectively. Estimated Statutory Net Income for the Company's Property and Casualty Insurance subsidiaries was a loss of approximately $82 million, income of $301 million and income of $6 million for 2002, 2001 and 2000, respectively. Estimated Statutory Net Income increased in 2001, due primarily to the Northrop-Litton transaction (See Note 5 to the Consolidated Financial Statements). Statutory Capital and Surplus and Statutory Net Income exclude the Company's Consumer Finance and Parent Company operations.

NOTE 10. STOCK OPTION PLANS

On May 1, 1996, the Company's shareholders approved the Unitrin, Inc. 1995 Non-Employee Director Stock Option Plan (the "Director Plan") covering an aggregate of 400,000 shares of Unitrin common stock. Under the Director Plan, directors of the Company who are not employees and who first became non-employee directors after November 1, 1993 and each director who has retired as an employee of the Company will be granted an initial option to purchase 4,000 shares of the Company's common stock and thereafter, on the date of each of the Company's annual meetings of shareholders, will automatically receive annual grants of options to purchase the same number of shares for so long as they remain eligible directors. Options granted under the Director Plan are exercisable one year from the date of grant at an exercise price equal to the fair market value of the Company's common stock on the date of grant and expire 10 years from the date of grant. In addition, each eligible director may elect to convert his annual director's fees into stock options upon six months prior notice to the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. STOCK OPTION PLANS [CONTINUED]

On May 1, 2002, the Company's shareholders approved the Unitrin, Inc. 2002 Stock Option Plan (the "2002 Option Plan") covering an aggregate of 5,000,000 shares of Unitrin common stock. The 1997 Stock Option Plan (the "1997 Option Plan") covering an aggregate of 4,000,000 shares of Unitrin common stock was approved by the Company's shareholders on May 14, 1997. The 1990 Stock Option Plan (the "1990 Option Plan") covering an aggregate of 5,000,000 shares of Unitrin common stock was adopted by the Company's Board of Directors in February 1990. Under the 2002 Option Plan, 1997 Option Plan and 1990 Option Plan, options to purchase shares of Unitrin common stock may be granted to executive and other key employees (including employee directors) and other key persons providing services to the Company and its subsidiaries or its affiliates ("participants"). The Compensation Committee of the Board of Directors, at its discretion, may grant either incentive stock options, non-qualified stock options, or stock appreciation rights pursuant to either the 2002 Option Plan, the 1997 Option Plan or the 1990 Option Plan. The Compensation Committee has sole discretion to determine the persons to whom options are granted, the number of shares covered by such options and the exercise price, vesting and expiration dates of such options. Options are non-transferable and are exercisable in installments. Only non-qualified stock options have been granted under the 2002 Option Plan, the 1997 Option Plan and the 1990 Option Plan.

To encourage stock ownership, the Company's four stock option plans include provisions to automatically grant restorative stock options ("Restorative Options") to replace shares of previously-owned Unitrin common stock that an exercising option holder surrenders, either actually or constructively, in order to satisfy the exercise price and/or tax withholding obligations relating to the exercise. Restorative Options are subject to the same terms and conditions as the original options, including the expiration date, except that the exercise price of a Restorative Option is equal to the fair market value of Unitrin common stock on the date of its grant. Restorative Options cannot be exercised until six months after the date of grant. The grant of a Restorative Option does not result in an increase in the total number of shares and options held by an employee but changes the mix of the two.

As of December 31, 2002, options for 110,113 common shares, 325,000 common shares, 3,346,319 common shares and 1,584,946 common shares were outstanding under the Director Plan, 2002 Option Plan, 1997 Option Plan and the 1990 Option Plan, respectively, and options for 272,000 common shares, 4,675,000 common shares and 184,587 common shares were available for future grant under the Director Plan, 2002 Option Plan and 1997 Option Plan, respectively.

As of December 31, 2001, options for 104,583 common shares, 2,962,253 common shares and 1,926,025 common shares were outstanding under the Director Plan, 1997 Option Plan and the 1990 Option Plan, respectively, and options for 290,530 common shares and 711,948 common shares were available for future grant under the Director Plan and 1997 Option Plan, respectively.

During 2002, the term of options for 51,282 common shares was extended. The market value of the Company's common stock exceeded the exercise price of the options on the date of modification. Accordingly, the Company recorded compensation expense of $0.3 million in 2002 as a result of the modification.

In connection with the spin-off of Curtiss-Wright (See Note 5 to the Consolidated Financial Statements), the Compensation Committee of the Company reduced the exercise price and granted additional options to preserve the aggregate intrinsic value of outstanding options immediately prior to the spin-off. The modifications were made in accordance with the provisions of an equity restructuring under FIN 44. Accordingly, compensation expense has not been recognized.

On November 13, 2000, the Compensation Committee of the Company extended the period of time during which certain Unitrin stock options could be exercised. Options granted between May 1997 and February 2000, with a contractual term of 5 years and an exercise price of $30.8125 or higher that were outstanding as of November 13, 2000, had their contractual terms extended by 5 years. The exercise prices exceeded the market value of the Company's common stock on the date of modification, and accordingly, no compensation expense has been recognized.

The following table summarizes information about stock options outstanding at December 31, 2002:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING AT YEAR END	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE AT YEAR END	WEIGHTED-AVERAGE EXERCISE PRICE
$21.0001–$33.6000	1,589,717	5.7	$30.834	1,353,844	$31.004
$33.6001–$37.8000	1,903,989	5.9	$34.883	1,423,295	$34.961
$37.8001–$42.0000	1,872,672	6.9	$40.793	1,139,922	$40.024

The Black-Scholes option pricing model was used to estimate the fair value of each option on the date granted. The assumptions used in the pricing model were as follows: 1) For options granted in 2002, 2001 and 2000, the expected dividend yield used was 4.09%, 4.14% and 4.26%, respectively, 2) The weighted-average expected volatility used was between 18.5% and 26.0% for 2002 and 20.0% for options granted in 2001 and 2000, 3) The weighted-average risk free interest rate used was the average yield on zero coupon U.S. Government securities with a maturity comparable to the expected life of each option, and 4) The expected lives of the options ranged between 1 to 7 years for all grants, except grants under the Director Plan. In the case of the Director Plan, a life of 8 years was used in 2002 and 10 years in both 2001 and 2000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10. STOCK OPTION PLANS [CONTINUED]

A summary of the status of the Company's four stock option plans as of December 31, 2002, 2001 and 2000, and stock option activity for the years then ended is presented below:

	NUMBER OF SHARES	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS EXERCISABLE AT YEAR END	ESTIMATED WEIGHTED-AVERAGE FAIR VALUE OF OPTIONS GRANTED DURING THE YEAR
Outstanding at December 31, 1999	4,700,324	$ 34.28	2,768,853	
Granted	1,708,349	33.97		$3.44
Exercised	(877,814)	30.75		
Forfeited	(744,374)	36.20		
Outstanding at December 31, 2000	4,786,485	$ 34.53	2,992,300	
Granted	2,078,639	35.78		$5.03
Exercised	(1,621,287)	32.55		
Forfeited	(250,976)	35.18		
Outstanding at December 31, 2001	4,992,861	$ 33.54	2,878,323	
Granted	1,414,057	41.22		$6.62
Exercised	(853,393)	32.42		
Forfeited	(187,147)	33.28		
Outstanding at December 31, 2002	5,366,378	$ 35.74	3,917,061	

Options granted in 2002, 2001 and 2000, include: 390,057; 996,302 and 548,849 Restorative Options, respectively. In order to preserve the aggregate intrinsic value of options immediately before the spin-off of Curtiss-Wright, the exercise price of outstanding options was reduced at a weighted-average of $2.49 per common share and options for an additional 155,209 common shares were granted.

NOTE 11. NET INCOME (LOSS) PER SHARE

Net Income (Loss) Per Share and Net Income (Loss) Per Share Assuming Dilution for the years ended December 31, 2002, 2001 and 2000 were:

[Dollars and Shares in Millions, Except Per Share Amounts]	2002	2001	2000
Net Income (Loss)	$ (8.2)	$ 380.9	$ 91.0
Dilutive Effect on Net Income (Loss) from Investees' Equivalent Shares	–	(0.4)	(0.3)
Net Income (Loss) Assuming Dilution	$ (8.2)	$ 380.5	$ 90.7
Weighted-Average Common Shares Outstanding	67.7	67.5	68.7
Dilutive Effect of Unitrin Stock Option Plans	–	0.4	0.1
Weighted-Average Common Shares and Equivalent Shares Outstanding Assuming Dilution	67.7	67.9	68.8
Net Income (Loss) Per Share	$ (0.12)	$ 5.64	$ 1.32
Net Income (Loss) Per Share Assuming Dilution	$ (0.12)	$ 5.60	$ 1.32

Options to purchase 0.4 million common shares were excluded from the computation of Weighted-Average Equivalent Shares in 2002 because the effect of inclusion would be anti-dilutive.

Options outstanding at December 31, 2002, 2001 and 2000 to purchase 4.6 million, 0.1 million and 3.0 million common shares, respectively, of Unitrin common stock were excluded from the computation of Net Income Per Share Assuming Dilution in 2002, 2001 and 2000, respectively, because the exercise price exceeded the average market price.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12. OTHER COMPREHENSIVE INCOME

Other Comprehensive Income for the years ended December 31, 2002, 2001 and 2000 was:

[Dollars in Millions]	2002	2001	2000
Gross Unrealized Holding Gains (Losses) Arising During Year from:			
Fixed Maturities	$ 78.9	$ 44.2	$ 64.2
Northrop Grumman Preferred Stock	(1.2)	42.6	–
Northrop Grumman Common Stock	(29.1)	111.2	–
Other Equity Securities	(61.6)	(54.6)	247.4
Other	1.4	3.7	(6.8)
Gross Unrealized Holding Gains (Losses) Arising During Year	(11.6)	147.1	304.8
Income Tax Benefit (Expense)	4.1	(51.6)	(107.0)
Unrealized Holding Gains (Losses) Arising During Year, Net	(7.5)	95.5	197.8
Reclassification Adjustment for Gross (Gains) Losses Realized in Net Income:			
Fixed Maturities	6.2	2.7	14.1
Other Equity Securities	14.6	(13.2)	(147.0)
Reclassification Adjustment for Gross (Gains) Losses Realized in Net Income	20.8	(10.5)	(132.9)
Income Tax Expense (Benefit)	(7.3)	3.7	46.5
Reclassification Adjustment for (Gains) Losses Realized in Net Income, Net	13.5	(6.8)	(86.4)
Other Comprehensive Income	$ 6.0	$ 88.7	$ 111.4

Investments in Investees are accounted for under the equity method of accounting and, accordingly, unrealized changes in the fair value of Investments in Investees are excluded from the determination of Total Comprehensive Income (Loss) and Other Comprehensive Income.

NOTE 13. INCOME FROM INVESTMENTS

Net Investment Income for the years ended December 31, 2002, 2001 and 2000 was:

[Dollars in Millions]	2002	2001	2000
Investment Income:			
Interest and Dividends on Fixed Maturities	$ 159.0	$ 174.1	$ 183.0
Dividends on Equity Securities	38.1	29.8	12.7
Short-term	9.0	15.3	9.1
Real Estate	21.7	21.5	20.1
Other	11.3	12.4	12.0
Total Investment Income	239.1	253.1	236.9
Investment Expenses:			
Real Estate	15.8	15.5	15.0
Other	1.4	1.1	1.0
Total Investment Expenses	17.2	16.6	16.0
Net Investment Income	$ 221.9	$ 236.5	$ 220.9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13. INCOME FROM INVESTMENTS [CONTINUED]

The components of Net Realized Investment Gains (Losses) for the years ended December 31, 2002, 2001 and 2000 were:

[Dollars in Millions]	2002	2001	2000
Fixed Maturities:			
Gains on Dispositions	$ 5.5	$ 2.6	$ 0.5
Losses on Dispositions	(1.3)	(4.2)	(2.3)
Losses from Write-downs	(10.9)	(0.9)	(8.6)
Equity Securities:			
Gains on Dispositions	2.7	13.3	148.4
Losses on Dispositions	(0.7)	(0.1)	(1.0)
Losses from Write-downs	(16.5)	–	(0.4)
Investees:			
Gains on Dispositions	–	562.1	–
Losses on Dispositions	–	(4.5)	(0.7)
Other Investments:			
Gains on Dispositions	8.4	–	4.7
Losses on Dispositions	(0.5)	(0.1)	(0.1)
Net Realized Investment Gains (Losses)	$ (13.3)	$ 568.2	$ 140.5

Net Realized Investment Gains (Losses) was a loss of $13.3 million, a gain of $568.2 million and a gain of $140.5 million in 2002, 2001 and 2000, respectively. Net Realized Investment Gains (Losses) for the year ended December 31, 2002 includes a pre-tax gain of $8.1 million due to the sale of certain investment real estate and pre-tax gains of $1.5 million resulting from sales of a portion of the Company's investment in Baker Hughes common stock. Net Realized Investment Gains (Losses) for the year ended December 31, 2001 includes a pre-tax gain of $562.1 million resulting from the acquisition of Litton by Northrop (See Note 5 to the Consolidated Financial Statements). Net Realized Investment Gains (Losses) for the year ended December 31, 2001 includes pre-tax gains of $12.6 million resulting from sales of a portion of the Company's investment in Baker Hughes common stock and gains of $0.7 million from sales of all of its holdings of Enron common stock. Net Realized Investment Gains (Losses) for the year ended December 31, 2000 includes pre-tax gains of $142.4 million from sales of a portion of the Company's investment in Baker Hughes common stock and a gain of $4.7 million due to the sale of Pyramid (See Note 3 to the Consolidated Financial Statements). The Company cannot anticipate when or if similar investment gains or losses may occur in the future.

Net Realized Investment Gains (Losses) for the years ended December 31, 2002, 2001 and 2000 includes losses of $27.4 million, $0.9 million and $9.0 million, respectively, resulting from other than temporary declines in the fair value of investments. The Company cannot anticipate when or if similar investment losses may occur in the future.

NOTE 14. INSURANCE EXPENSES

Insurance Expenses for the years ended December 31, 2002, 2001 and 2000 were:

[Dollars in Millions]	2002	2001	2000
Commissions	$ 405.8	$ 321.6	$ 313.5
General Expenses	332.0	273.2	267.3
Taxes, Licenses and Fees	45.3	32.8	31.8
Total Costs Incurred	783.1	627.6	612.6
Policy Acquisition Costs:			
Deferred	(289.7)	(191.3)	(175.3)
Amortized	237.3	188.5	172.2
Net Policy Acquisition Costs Amortized (Deferred)	(52.4)	(2.8)	(3.1)
Insurance Expenses	$ 730.7	$ 624.8	$ 609.5

Policy Acquisition Costs Deferred in 2002 increased by $98.4 million, compared to 2001, due primarily to premium volume from Kemper Auto and Home segment and Specialty Lines Insurance segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the Company's Net Deferred Tax Liability at December 31, 2002 and 2001 were:

[Dollars in Millions]	2002	2001
Deferred Tax Assets:		
Insurance Reserves	$ 47.4	$ 49.7
Unearned Premium Reserves	49.4	27.1
Tax Capitalization of Policy Acquisition Costs	60.6	58.1
Reserve for Loan Losses	19.0	12.7
Postretirement Benefits Other Than Pensions	28.7	29.6
Other	28.8	26.4
Total Deferred Tax Assets	233.9	203.6
Deferred Tax Liabilities:		
Deferred Policy Acquisition Costs	134.2	115.3
Fixed Maturities	48.3	19.8
Equity Securities	358.8	391.8
Investments in Investees	20.0	20.4
Pension Asset	15.6	15.9
Other	15.5	8.7
Total Deferred Tax Liability	592.4	571.9
Net Deferred Tax Liability	358.5	368.3
Current Tax Liability (Asset)	(8.0)	15.9
Accrued and Deferred Income Taxes	$ 350.5	$ 384.2

A deferred tax asset valuation allowance was not required at December 31, 2002 and 2001. Income taxes paid were $12.2 million, $100.0 million and $117.0 million in 2002, 2001 and 2000, respectively.

The Company has not provided Federal income taxes on a portion of the Company's life insurance subsidiaries' income earned prior to 1984 which is not subject to Federal income taxes under certain circumstances. Federal income taxes would be paid on the amount of such income, approximately $192 million, if it is distributed to shareholders in the future or if it does not continue to meet certain limitations.

Comprehensive Income Tax Expense (Benefit) included in the Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000 was:

[Dollars in Millions]	2002	2001	2000
Income Tax Expense (Benefit)	$ (18.3)	$ 190.3	$ 54.4
Equity in Net Income (Loss) of Investees	(1.1)	1.4	(4.7)
Equity in Other Comprehensive Income (Loss) of Investees	0.9	1.3	(2.4)
Unrealized Appreciation on Securities	2.4	46.6	62.8
Effect on Paid-in Capital from Exercise of Stock Options	(2.2)	(3.1)	(1.9)
Comprehensive Income Tax Expense (Benefit)	$ (18.3)	$ 236.5	$ 108.2

Comprehensive Income Tax Expense (Benefit) for the year ended December 31, 2001 includes a tax benefit of $8.8 million in Equity in Net Income of Investees to reduce the Company's estimate of taxes on the cumulative undistributed earnings of Curtiss-Wright under the equity method of accounting (See Note 5 to the Consolidated Financial Statements).

The components of Income Tax Expense (Benefit) for the years ended December 31, 2002, 2001 and 2000 were:

[Dollars in Millions]	2002	2001	2000
Current Tax Expense (Benefit)	$ (9.6)	$ 81.6	$ 142.2
Deferred Tax Expense (Benefit)	(8.7)	108.7	(87.8)
Income Tax Expense (Benefit)	$ (18.3)	$ 190.3	$ 54.4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15. INCOME TAXES [CONTINUED]

A reconciliation of income taxes calculated using the Statutory Federal Income Tax rate to the Company's reported Income Tax Expense (Benefit) for the years ended December 31, 2002, 2001 and 2000 is as follows:

[Dollars in Millions]	2002	2001	2000
Income Tax Expense (Benefit) at Statutory Federal Rate	$ (8.4)	$ 189.9	$ 53.3
Tax-exempt Income and Dividends Received Deduction Effect	(12.2)	(7.9)	(4.6)
State Income Taxes Effect	1.8	4.6	3.6
Amortization of Goodwill Effect	–	1.7	1.7
Other, Net	0.5	2.0	0.4
Income Tax Expense (Benefit)	$ (18.3)	$ 190.3	$ 54.4

For the years ended December 31, 2002, 2001 and 2000, the Company filed or will file a consolidated Federal income tax return with all of its subsidiaries except for The Reliable Life Insurance Company and its subsidiaries, and NationalCare Insurance Company and its subsidiaries.

On September 27, 1999, Fireside Securities Corporation ("Fireside"), a subsidiary of Unitrin, received Notices of Proposed Adjustment to its California Franchise tax returns from the State of California Franchise Tax Board (the "FTB") in the amount of $7.5 million for 1992 and $8.3 million for 1993, excluding interest. The FTB asserted that Fireside and Unitrin and its insurance company subsidiaries are members of a single unitary group. The FTB assertion would have had the effect of taxing inter-company dividends paid by Unitrin's insurance subsidiaries to Unitrin, but excluding the apportionment factors of the insurance company subsidiaries in determining the income taxable in California. This assessment was vigorously contested and a formal protest was filed with the FTB by Fireside on November 23, 1999.

On August 26, 2002, Fireside received official notification from the FTB that after consideration of the protest filed, the FTB has withdrawn these assessments.

The FTB implemented a new policy in 2002, that for tax years ending on or after December 1, 1997 all dividends received from an 80 percent or more owned insurance subsidiary are taxable. Fireside's tax returns for 1997 and subsequent years have not been examined by the FTB, nor has Fireside been notified that they will be examined, and the Company cannot presently predict whether the FTB will assess any additional tax for these years. These notifications or assessments did not have an impact on the results of operations for 2002, 2001 and 2000.

NOTE 16. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The Company sponsors several defined benefit pension plans covering most of its employees. Participation in certain plans requires employee contributions of 3 percent of pay, as defined, per year. Benefits for contributory plans are based on compensation during plan participation and the number of years of participation. Benefits for non-contributory plans are based on years of service and final average pay, as defined. The Company funds the pension plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended.

The Company sponsors several postretirement benefit plans that provide medical and life insurance benefits to approximately 1,000 retired and 2,000 active employees. The Company is self-insured and the plans are not funded. The medical plans generally provide for a limited number of years of medical insurance benefits at retirement based upon the participant's attained age at retirement and number of years of service until specified dates and are generally contributory, with most contributions adjusted annually. Postretirement life insurance benefits are generally contributory and generally limited to $10,000 per participant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS [CONTINUED]

Changes in Fair Value of Plan Assets and Changes in Projected Benefit Obligations for the years ended December 31, 2002 and 2001 were:

[Dollars in Millions]	Pension Benefits		Postretirement Benefits Other Than Pensions	
	2002	2001	2002	2001
Fair Value of Plan Assets at Beginning of Year	$ 288.3	$ 293.6	$ –	$ –
Actual Return on Plan Assets	1.1	7.0	–	–
Contributions by the Company	–	–	4.6	4.3
Contributions by Plan Participants	1.2	1.1	1.1	1.0
Benefits Paid	(13.1)	(13.4)	(5.7)	(5.3)
Fair Value of Plan Assets at End of Year	$ 277.5	$ 288.3	$ –	$ –
Projected Benefit Obligations at Beginning of Year	$ 248.7	$ 229.2	$ 64.9	$ 73.2
Service Cost Benefits Earned During the Year	11.4	10.3	0.6	0.8
Interest Cost on Projected Benefit Obligations	16.4	15.3	3.7	4.2
Contributions by Plan Participants	1.2	1.1	1.1	1.0
Impact of Plan Change	0.1	0.4	–	–
Benefits Paid	(13.1)	(13.4)	(5.7)	(5.3)
Actuarial (Gains) Losses	26.2	5.8	(2.8)	(9.0)
Projected Benefit Obligations at End of Year	$ 290.9	$ 248.7	$ 61.8	$ 64.9
Plan Assets in Excess (Deficit) of Projected Benefit Obligations	$ (13.4)	$ 39.6	$ (61.8)	$ (64.9)
Plan Assets in Excess (Deficit) of Projected Benefit Obligations:				
Amounts Recognized in the Balance Sheet:				
Prepaid (Accrued) Benefit Cost	$ 36.5	$ 45.3	$ (81.3)	$ (83.5)
Amounts not Recognized in the Balance Sheet:				
Unrecognized Net Actuarial Gain (Loss)	(49.7)	(5.6)	19.5	18.6
Unrecognized Prior Service Cost	(0.2)	(0.1)	–	–
Plan Assets in Excess (Deficit) of Projected Benefit Obligations	$ (13.4)	$ 39.6	$ (61.8)	$ (64.9)

The assumed health care cost trend rate used in measuring the Postretirement Benefit Obligation at December 31, 2002 was 6.6 percent in 2002, gradually declining to 5.0 percent in the year 2006 and remaining at that level thereafter. The assumed health care cost trend rate used in measuring the Postretirement Benefit Obligation at December 31, 2001 was 7.2 percent in 2001, gradually declining to 5.0 percent in the year 2006 and remaining at that level thereafter.

A one percentage point increase in the assumed health care cost trend rate for each year would increase the Postretirement Benefit Obligation at December 31, 2002 by approximately $4.8 million and 2002 postretirement expense by $0.4 million. A one percentage point decrease in the assumed health care cost trend for each year would decrease the Postretirement Benefit Obligation at December 31, 2002 by approximately $5.7 million and 2002 postretirement expense by approximately $0.5 million.

The components of Pension Expense for the years ended December 31, 2002, 2001 and 2000 were:

[Dollars in Millions]	2002	2001	2000
Service Cost Benefits Earned During the Year	$ 11.4	$ 10.3	$ 10.2
Interest Cost on Projected Benefit Obligation	16.4	15.3	14.8
Expected Return on Plan Assets	(18.9)	(19.0)	(18.7)
Net Amortization and Deferral	–	(0.3)	(2.1)
Pension Expense	$ 8.9	$ 6.3	$ 4.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16. PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS [CONTINUED]

The components of Postretirement Benefits Other than Pensions Expense for the years ended December 31, 2002, 2001 and 2000 were:

[Dollars in Millions]	2002	2001	2000
Service Cost Benefits Earned During the Year	$ 0.6	$ 0.8	$ 0.8
Interest Cost on Projected Benefit Obligation	3.7	4.2	4.9
Net Amortization and Deferral	(1.8)	(1.4)	(0.9)
Postretirement Benefits Other than Pensions Expense	$ 2.5	$ 3.6	$ 4.8

The actuarial assumptions used to develop the components of both Pension Expense and Postretirement Benefits Other than Pensions Expense for the years ended December 31, 2002, 2001 and 2000 were:

	2002	2001	2000
Discount Rate	6.75%	7.00%	7.25%
Rate of Increase in Future Compensation Levels	4.00	4.00	4.00
Expected Long-term Rate of Return on Plan Assets	6.50	6.50	6.50

The discount rate used to measure the Pension Projected Benefit Obligation and Postretirement Benefit Obligation at December 31, 2002 and 2001 was 6.25% and 6.75%, respectively.

The Company also sponsors several defined contribution benefit plans covering most of its employees. The Company made contributions of $4.2 million, $3.9 million and $4.2 million in 2002, 2001 and 2000, respectively.

NOTE 17. BUSINESS SEGMENTS

The Company is engaged, through its subsidiaries, in the property and casualty insurance, life and health insurance and consumer finance businesses. The Company's premium and consumer finance revenues are derived from the United States. The accounting policies of the segments are the same as those described in Note 2 to the Consolidated Financial Statements. Income taxes have not been allocated to the respective segments. Capital expenditures for long-lived assets by the operating segments were immaterial. Insurance provided in the Multi Lines Insurance segment consists of preferred and standard risk automobile, homeowners, fire, commercial liability, workers' compensation and other related lines. Multi Lines Insurance products are marketed to individuals and businesses with favorable risk characteristics and loss histories and are sold by independent agents. The Specialty Lines Insurance segment consists of automobile, motorcycle and watercraft insurance sold to individuals and businesses in the non-standard and specialty market through independent agents. The non-standard automobile insurance market consists of individuals and companies that have difficulty obtaining standard or preferred risk insurance because of their driving records. Kemper Auto and Home provides preferred and standard risk personal automobile and homeowners insurance through independent agents. The Life and Health Insurance segment includes individual life, accident, health and hospitalization insurance. The Company's Life and Health Insurance employee-agents also market certain property insurance products under common management. The Company includes the results of those property insurance products in its Life and Health Insurance segment. The Consumer Finance segment makes consumer loans primarily for the purchase of used automobiles and offers thrift products in the form of investment certificates and savings accounts. On January 3, 2000, the Company established a new business unit to market personal automobile insurance through direct mail and television advertising and, to a lesser extent, the Internet. The business unit primarily utilizes the Company's wholly-owned subsidiary, Unitrin Direct Insurance Company ("Unitrin Direct"). Kemper Direct sells automobile insurance over the Internet through web insurance portals, click-throughs and its own e-Kemper website. The two direct units are being combined and managed as a separate business segment referred to herein as Unitrin Direct Sales. Unitrin Direct Sales, as a direct marketer, typically incurs higher up-front acquisition costs associated with marketing products and acquiring new policies but is expected to experience lower renewal costs than traditional insurance providers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. BUSINESS SEGMENTS [CONTINUED]

It is the Company's management practice to allocate certain corporate expenses to its operating units. As further discussed in Notes 1 and 2 to the Consolidated Financial Statements, effective January 1, 2002, the Company is no longer required to amortize Goodwill, but rather test it at least annually for recoverability. Accordingly, the Company revised its management reporting in the first quarter of 2002 to exclude Goodwill amortization from its Operating Segments. The Company has reclassified Goodwill amortization for periods prior to the date of adoption of SFAS No. 142 to a separate line. The effects of the revision on Segment Operating Profit (Loss) for the years ended December 31, 2001 and 2000 were:

	2001			2000		
[Dollars in Millions]	AS REPORTED	GOODWILL AMORTIZATION	REVISED	AS REPORTED	GOODWILL AMORTIZATION	REVISED
SEGMENT OPERATING PROFIT (LOSS):						
Multi Lines Insurance	$ (116.1)	$ 3.8	$ (112.3)	$ (32.6)	$ 3.8	$ (28.8)
Specialty Lines Insurance	(18.7)	1.9	(16.8)	3.9	1.9	5.8
Life and Health Insurance	103.3	3.0	106.3	65.0	3.1	68.1
Consumer Finance	31.9	–	31.9	26.0	–	26.0
Unitrin Direct Sales	(22.6)	–	(22.6)	(6.1)	–	(6.1)
Total Segment Operating Profit (Loss)	$ (22.2)	$ 8.7	$ (13.5)	$ 56.2	$ 8.8	$ 65.0

In the third quarter of 2002, the Company reclassified certain amounts previously recorded as Premiums and Net Investment Income. These amounts are now reported as Other Income. In addition, certain results previously reported in the Specialty Lines Insurance segment now have been reclassified from the Company's Specialty Lines Insurance segment. Prior period amounts have been reclassified to conform to the current year presentation.

The Company considers the management of certain investments, including Northrop common and preferred stock, Baker Hughes common stock and UNOVA common stock, to be a corporate responsibility and excludes income from these investments from its Operating Segments.

Segment Revenues for the years ended December 31, 2002, 2001 and 2000 were:

[Dollars in Millions]	2002	2001	2000
SEGMENT REVENUES			
Multi Lines Insurance	$ 615.8	$ 612.3	$ 593.8
Specialty Lines Insurance	467.7	359.5	229.2
Kemper Auto and Home	148.8	–	–
Life and Health Insurance	809.1	816.9	863.4
Consumer Finance	171.8	159.1	141.7
Unitrin Direct Sales	74.5	10.4	–
Total Segment Revenues	2,287.7	1,958.2	1,828.1
Dividend Income from Corporate Investments	26.5	20.3	4.2
Other Investment Income	0.7	0.4	–
Net Realized Investment Gains (Losses)	(13.3)	568.2	140.5
Other Income	3.6	3.9	4.3
Eliminations	(7.0)	(17.2)	(23.9)
Total Revenues	$ 2,298.2	$ 2,533.8	$ 1,953.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17. BUSINESS SEGMENTS [CONTINUED]

Segment Operating Profit (Loss) for the years ended December 31, 2002, 2001 and 2000 was:

[Dollars in Millions]	2002	2001	2000
SEGMENT OPERATING PROFIT (LOSS)			
Multi Lines Insurance	$ (93.2)	$ (112.3)	$ (28.8)
Specialty Lines Insurance	(0.6)	(17.2)	5.3
Kemper Auto and Home	(19.0)	–	–
Life and Health Insurance	87.8	106.3	68.1
Consumer Finance	38.9	31.9	26.0
Unitrin Direct Sales	(35.1)	(22.6)	(6.1)
Total Segment Operating Profit (Loss)	(21.2)	(13.9)	64.5
Dividend Income from Corporate Investments	26.5	20.3	4.2
Net Realized Investment Gains (Losses)	(13.3)	568.2	140.5
Goodwill Amortization	–	(8.7)	(8.8)
Other Income (Expense), Net	(9.6)	(6.3)	(24.4)
Eliminations	(7.0)	(17.1)	(23.8)
Income (Loss) before Income Taxes and Equity in Net Income (Loss) of Investees	$ (24.6)	$ 542.5	$ 152.2

Segment Assets at December 31, 2002 and 2001 were:

[Dollars in Millions]	2002	2001
SEGMENT ASSETS		
Multi Lines Insurance	$ 1,302.4	$ 1,262.8
Specialty Lines Insurance	443.2	294.2
Kemper Auto and Home	329.7	–
Life and Health Insurance	3,408.0	3,623.6
Consumer Finance	1,018.7	905.6
Unitrin Direct Sales	106.9	14.5
Corporate and Other, Net	1,096.7	1,033.0
Total Assets	$ 7,705.6	$ 7,133.7

Amortization of Deferred Policy Acquisition Costs by Operating Segment for the years ended December 31, 2002, 2001 and 2000 was:

[Dollars in Millions]	2002	2001	2000
Multi Lines Insurance	$ 84.9	$ 71.5	$ 69.7
Specialty Lines Insurance	69.4	54.0	34.2
Kemper Auto and Home	20.9	–	–
Life and Health Insurance	60.7	63.0	68.3
Unitrin Direct Sales	1.4	–	–
Total Amortization	$ 237.3	$ 188.5	$ 172.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18. REINSURANCE

The Company's insurance subsidiaries utilize reinsurance arrangements to limit their maximum loss, provide greater diversification of risk and minimize exposures on larger risks. The ceding of insurance does not discharge the primary liability of the original insurer, and accordingly the original insurer remains contingently liable. Amounts recoverable from reinsurers are estimated in a manner consistent with the insurance reserve liability and are included in Other Receivables in the balance sheet.

Premiums assumed and ceded on long-duration policies were not material for the years ended December 31, 2002, 2001 and 2000. Certain insurance subsidiaries assume business from other insurance companies and involuntary pools. The premiums assumed on short-duration policies for the years ended December 31, 2002, 2001 and 2000 were:

[Dollars in Millions]	2002	2001	2000
Kemper Insurance Companies	$ 117.1	$ –	$ –
Milwaukee Mutual Insurance Company	56.1	56.1	51.3
Capitol County Mutual Fire Insurance Company	44.0	41.1	39.4
Other	12.4	9.0	12.3
Total Premiums Assumed	$ 229.6	$ 106.2	$ 103.0

Trinity and the Kemper Insurance Companies ("KIC") are parties to a quota share reinsurance agreement whereby Trinity reinsures 100% of certain personal lines business issued or renewed by KIC (See Note 3 to the Consolidated Financial Statements).

Trinity and Milwaukee Mutual Insurance Company ("MMIC") are parties to a quota share reinsurance agreement whereby Trinity assumes 95% of the business written or assumed by MMIC. MMIC is a mutual insurance company and, accordingly, is owned by its policyholders. Effective July 1, 2001, MMIC and First Nonprofit Insurance Company (through its predecessor, First Nonprofit Mutual Insurance Company) ("FNP") are parties to a quota share reinsurance agreement whereby MMIC assumes 80% of the business written or assumed by FNP. Pursuant to an amendment to the MMIC/FNP reinsurance agreement, which became effective January 15, 2003, FNP agrees to arrange for its parent company, First Nonprofit Mutual Holding Company ("FNMHC"), to elect a simple majority to the FNMHC Board of Directors selected by MMIC. On January 15, 2003, FNMHC elected five employees of the Company, as selected by MMIC, to the FNMHC Board of Directors pursuant to the terms of the amendment. Two employees of the Company also serve as directors of MMIC, but together do not constitute a majority of MMIC's Board of Directors.

Trinity and Capitol County Mutual Fire Insurance Company ("Capitol") are parties to a quota share reinsurance agreement whereby Trinity assumes 95% of the business written by Capitol. Capitol is a mutual insurance company and, accordingly, is owned by its policyholders. The Reliable Life Insurance Company ("Reliable"), a wholly-owned subsidiary of Unitrin, provides certain administrative services to Capitol and its subsidiary, Old Reliable Casualty Company ("ORCC"). In addition, agents employed by Reliable are also appointed by Capitol and ORCC to sell property insurance products.

NOTE 19. CONTINGENCIES

In December 1999, a purported nationwide class action lawsuit was filed against the Company's subsidiary, United Insurance Company of America ("United") in the United States District Court for the Middle District of Florida on behalf of "all African-American persons who have (or have had at the time of the Policy's termination), an ownership interest in one or more Industrial Life Insurance Policies issued, serviced, administered or purchased from United...." Plaintiffs alleged discrimination in life insurance premium rates in violation of 42 U.S.C. §1981 and §1982 in addition to various state law claims; unspecified compensatory and punitive damages were sought together with equitable relief. At least twenty similar lawsuits were filed in other jurisdictions against the Company and/or its career agency life insurance subsidiaries, and the Judicial Panel on Multi-District Litigation ordered that substantially all of these lawsuits be consolidated for pretrial purposes.

In May 2002, the Company announced a settlement to resolve issues relating to the use of race as a factor in the underwriting and pricing of life insurance by United and its subsidiaries. The settlement resolved all pending class action lawsuits on this issue, as well as other issues in the litigation unrelated to race-based underwriting. At the same time, the Company announced the completion of a settlement agreement concerning these matters with the Illinois Department of Insurance on behalf of insurance regulators nationwide. On September 19, 2002, a court order was entered giving final approval to the settlement and the Company is now in the process of implementing the terms of the settlement agreement. The Company has received approximately 1,800 confirmed opt-outs from the settlement, out of a class of more than 465,000 policies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19. CONTINGENCIES [CONTINUED]

In 2000, the Company recorded an after-tax charge of $32.4 million for the then estimated cost to settle these matters. In 2002, the Company recorded an after-tax charge of $2.1 million to cover certain additional costs associated with the implementation of the settlement. The precise cost to fully implement the settlement may vary from these charges based on a variety of factors and will not be known until a final accounting of settlement benefits is concluded, which is expected to occur in mid-2003. However, the Company believes that such difference, if any, will not have a material adverse effect on the Company's financial position, but could have a material adverse effect on the Company's financial results for a given period.

The Company and its subsidiaries are defendants in various other legal actions incidental to their businesses. Many of these actions are pending in jurisdictions that permit damages, including punitive damages, that are disproportionate to the actual economic damages alleged to have been incurred. The plaintiffs in certain of these suits seek class action status that, if granted, could expose the Company and its subsidiaries to potentially significant liability by virtue of the size of the purported classes. The State of Mississippi, where the Company and some of its subsidiaries are defendants in a number of lawsuits, has received national attention for the large number of multi-million dollar jury verdicts and settlements against corporations in a variety of industries. Although Mississippi law does not permit class actions, case law there allows for unlimited joinder of plaintiffs in a single action, thereby simulating a class action lawsuit, and the Company and some of its subsidiaries are defendants in such quasi-class action lawsuits. The Company and its subsidiaries believe that there are meritorious defenses to the cases referenced in this paragraph and are defending them vigorously. Although the Company believes that resolution of these cases will not have a material adverse effect on the Company's financial position, the frequency of large damage awards, including punitive damage awards having little or no relationship to the actual economic damages allegedly incurred, means that there can be no assurance that one or more of these cases will not produce a damage award which could have a material adverse effect on the Company's financial results for any given period.

NOTE 20. RELATED PARTIES

One of Unitrin's directors, Mr. Fayez Sarofim, is the Chairman of the Board, President and the majority shareholder of Fayez Sarofim & Co. ("FS&C"), a registered investment advisory firm. Certain of the Company's insurance company subsidiaries and FS&C are parties to agreements under which FS&C provides investment management services to these subsidiaries. In addition, FS&C provides investment management services with respect to certain funds of the Company's pension plan. The agreements governing those arrangements are terminable by either party at any time on 30 days advance written notice.

Under these investment advisory arrangements, FS&C is entitled to a fee calculated and payable quarterly based upon the fair market value of the assets under management. At December 31, 2002, the Company's subsidiaries and the Company's pension plan had approximately $133.6 million and $57.9 million, respectively, in assets with FS&C for investment management. During 2002, the Company's subsidiaries and the Company's pension plan paid $0.5 million in the aggregate to FS&C.

With respect to the Company's 401(k) Savings Plan, one of the alternative investment choices afforded to participating employees is the Dreyfus Appreciation Fund, an open-end, diversified managed investment fund (the "Fund"). FS&C provides investment management services to the Fund as a sub-investment advisor. According to published reports filed by FS&C with the SEC, the Fund pays monthly fees to FS&C according to a graduated schedule computed at an annual rate based on the value of the Fund's average daily net assets. The Company does not compensate FS&C for services rendered to the Fund. As of December 31, 2002, Company employees participating in the Company's 401(k) Savings Plan had allocated approximately $19.2 million for investment in the Fund, representing approximately 12% of the total amount invested in the Company's 401(k) Savings Plan.

The Company believes that the transactions described above have been entered into on terms no less favorable than could have been negotiated with non-affiliated third parties.

As described in Note 18 to the Consolidated Financial Statements, the Company also has certain relationships with mutual insurance companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

[Dollars in Millions, Except Per Share Amounts]	THREE MONTHS ENDED MARCH 31,	THREE MONTHS ENDED JUNE 30,	THREE MONTHS ENDED SEPT. 30,	THREE MONTHS ENDED DEC. 31,	YEAR ENDED DEC. 31,
2002					
Premiums and Consumer Finance Revenues	$ 454.5	$ 466.3	$ 530.7	$ 598.3	$ 2,049.8
Net Investment Income	55.2	56.8	53.9	56.0	221.9
Other Income	1.9	1.9	21.2	14.8	39.8
Net Realized Investment Gains (Losses)	0.3	(1.6)	(12.5)	0.5	(13.3)
Total Revenues	$ 511.9	$ 523.4	$ 593.3	$ 669.6	$ 2,298.2
Net Income (Loss):					
From Operations	$ 11.7	$ 7.7	$ (13.3)	$ (3.8)	$ 2.3
From Investees	(2.7)	(2.4)	3.4	(0.2)	(1.9)
From Realized Investment Gains (Losses)	0.2	(0.9)	(8.2)	0.3	(8.6)
Total Net Income (Loss)	$ 9.2	$ 4.4	$ (18.1)	$ (3.7)	$ (8.2)
Net Income (Loss) Per Share(A)	$ 0.14	$ 0.06	$ (0.27)	$ (0.05)	$ (0.12)
Net Income (Loss) Per Share Assuming Dilution(A)	$ 0.13	$ 0.06	$ (0.27)	$ (0.05)	$ (0.12)
Cash Dividends Paid to Shareholders (PER SHARE):	$ 0.415	$ 0.415	$ 0.415	$ 0.415	$ 1.66
Common Stock Market Prices:					
High	$ 41.95	$ 42.80	$ 36.00	$ 32.31	$ 42.80
Low	38.00	33.99	29.43	27.85	27.85
Close	40.20	35.77	30.70	29.22	29.22
2001					
Premiums and Consumer Finance Revenues	$ 407.5	$ 422.6	$ 444.4	$ 445.8	$ 1,720.3
Net Investment Income	56.1	58.4	60.9	61.1	236.5
Other Income	2.5	2.1	2.1	2.1	8.8
Net Realized Investment Gains (Losses)	1.7	560.9	1.2	4.4	568.2
Total Revenues	$ 467.8	$ 1,044.0	$ 508.6	$ 513.4	$ 2,533.8
Net Income (Loss):					
From Operations	$ 10.3	$ (7.2)	$ 10.2	$ (25.7)	$ (12.4)
From Investees	5.2	1.9	9.1	12.5	28.7
From Realized Investment Gains (Losses)	1.1	361.6	0.8	1.1	364.6
Total Net Income	$ 16.6	$ 356.3	$ 20.1	$ (12.1)	$ 380.9
Net Income (Loss) Per Share(A)	$ 0.25	$ 5.28	$ 0.30	$ (0.18)	$ 5.64
Net Income (Loss) Per Share Assuming Dilution(A)	$ 0.24	$ 5.25	$ 0.30	$ (0.18)	$ 5.60
Dividends Paid to Shareholders (PER SHARE):					
Cash	$ 0.40	$ 0.40	$ 0.40	$ 0.40	$ 1.60
Spin-off of Curtiss-Wright at Fair Value	–	–	–	2.91	2.91
Common Stock Market Prices:					
High	$ 41.94	$ 39.50	$ 39.45	$ 41.95	$ 41.95
Low	34.13	34.15	33.90	36.72	33.90
Close	36.38	38.40	38.22	39.52	39.52

(A) The cumulative sum of quarterly Net Income Per Share and Net Income Per Share Assuming Dilution amounts may not equal Total Net Income Per Share and Total Net Income Per Share Assuming Dilution for the year due to differences in weighted-average shares and equivalent shares outstanding for each of the periods presented.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Unitrin, Inc.

We have audited the accompanying consolidated balance sheet of Unitrin, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statement of income, of cash flows and of shareholders' equity and comprehensive income for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company for the years ended December 31, 2001 and 2000, were audited by other auditors whose report, dated January 31, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements present fairly, in all material respects, the financial position of Unitrin, Inc. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

Deloitte & Touche LLP

Chicago, Illinois
January 29, 2003

CORPORATE INFORMATION

DIRECTORS AND OFFICERS, OPERATING MANAGEMENT
SHAREHOLDER INFORMATION


UNITRIN

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Richard C. Vie
Chairman of the Board
and Chief Executive Officer

James E. Annable
Economic Advisor to the Chairman,
Bank One Corporation

Eric J. Draut
Executive Vice President
and Chief Financial Officer

Douglas G. Geoga
President, Hyatt Corporation

Reuben L. Hedlund
Managing Director, Hedlund & Hanley L.L.C.

Jerrold V. Jerome
Retired Executive

William E. Johnston
President de Conseil de Surveillance and Director,
Salins Europe
Retired President and Chief Operating Officer
Morton International, Inc., and
Senior Vice President, Rohm & Haas Company

Fayez S. Sarofim
Chairman and President, Fayez Sarofim & Co.

Donald G. Southwell
President
and Chief Operating Officer

Ann E. Ziegler
Senior Vice President, Corporate Development,
Sara Lee Corporation

OFFICERS

Richard C. Vie
Chairman of the Board
and Chief Executive Officer

Donald G. Southwell
President
and Chief Operating Officer

Eric J. Draut
Executive Vice President
and Chief Financial Officer

Scott Renwick
Senior Vice President,
General Counsel and Secretary

David F. Bengston
Vice President

Edward J. Konar
Vice President

Richard Roeske
Vice President
and Chief Accounting Officer

John M. Boschelli
Treasurer

OPERATING MANAGEMENT

Scott Carter
President, Unitrin Direct Sales
Chicago, Illinois

Roger W. Cole
President, Reserve National Insurance Company
Oklahoma City, Oklahoma

James J. Collins
President, Career Agency Property Program
Webster Groves, Missouri

Dale S. Hammond
President, Kemper Auto and Home
Jacksonville, Florida

Jerry W. Hester
President, Union National Life Insurance Company
Baton Rouge, Louisiana

John W. Mullen
President, Specialty Lines Insurance
Dallas, Texas

Fred H. Reichelt
President, Fireside Thrift Co.
Pleasanton, California

Don M. Royster, Sr.
President, Career Agency Companies
Webster Groves, Missouri

James A. Schulte
President, Multi Lines Insurance
Dallas, Texas

Milton E. Slaughter
President, Southern States General Agency
Ruston, Louisiana

William R. Whaley
Vice President and Chief Information Officer,
Unitrin Services Company
Oak Brook Terrace, Illinois

Charles L. Wood
Group Executive, Unitrin Direct Sales
and Reserve National Insurance Company
Chicago, Illinois

SHAREHOLDER INFORMATION

STOCK LISTING
Unitrin, Inc. is traded on the New York Stock Exchange.
NYSE symbol: UTR

COMMON STOCK
TRANSFER AGENT/REGISTRAR
Questions regarding stock registration, change of address, change of name, or transfer should be directed to:

Wachovia Bank, N.A.
1525 West W.T. Harris Blvd.
Charlotte, North Carolina 28262

In the United States: 1.800.829.8432
TDD/TTY for hearing impaired: 1.201.222.4955
On the Internet: http://www.wachovia.com

INVESTOR RELATIONS
Edward J. Konar
Unitrin, Inc.
One East Wacker Drive
Chicago, Illinois 60601

312.661.4930
investor.relations@unitrin.com

SHAREHOLDER SERVICES
Director of Shareholder Services
Unitrin, Inc.
One East Wacker Drive
Chicago, Illinois 60601

312.661.4520
shareholder.services@unitrin.com

INDEPENDENT AUDITORS
Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601

ANNUAL MEETING
May 7, 2003 – 10:00 a.m.
Bank One Center
One Bank One Plaza
Dearborn and Madison Streets
Chicago, Illinois 60670





ACKNOWLEDGEMENTS

The photographs in this year's report feature people and scenes from across America. From the eastern seaboard to the western coast and from shipyards to front yards, we live, learn, work and play in diverse communities but share the same basic need for financial security. We asked seasoned portrait photographer Jeanne Hilary to travel throughout the country to capture their expressions. To these people, Unitrin and its agents work to deliver peace of mind.

Design Consultants: Cagney + McDowell, Chicago, Illinois







UNITRIN

UNITRIN, INC.
One East Wacker Drive
Chicago, Illinois 60601

www.unitrin.com